GRUPPO

CAMPARI

RECEIVED

2007 DEC 18 A 10: 11

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America


07028700

By Courier

December 13, 2007

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

SUPPL

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated quaterly report as of September 30, 2007, referring to the period from January 1, 2007 to September 30, 2007, as approved by the Board of Directors Meeting held on November 8, 2007, translated into English;

2.) Two press releases in Italian and English announcing the approval by the Board of Directors of the consolidated results for the third quarter of 2007; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

PROCESSED
DEC 28 2007
THOMSON
FINANCIAL

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

12/19

Encs.

BEST AVAILABLE COPY

DAVIDE CAMPARI - MILANO S.P.A.
SEDE LEGALE: 20121 MILANO - VIA FILIPPO TURATI 27 - ITALIA TEL.: +39 02 6225.1 - FAX +39 02 6225.312 - E-MAIL:DAVIDE.CAMPARI@CAMPARI.COM - WWW.CAMPARIGROUP.COM
CAPITALE SOCIALE € 29.040.000,00 I.V. - CODICE FISCALE E REGISTRO IMPRESE MILANO N. 06672120158 - R.E.A. MILANO N. 1112227 - PARTITA IVA N. 06672120158
UNITÀ PRODUTTIVE:
28862 CRODO (VB) - LOCALITÀ MOLINETTO - ITALIA - TEL.: +39 0324 600.311 - FAX: +39 0324 600350 - R.E.A. VB N. 31588
15067 NOVI LIGURE (AL) - VIA NAZIONI UNITE 1-3 - ITALIA - TEL.: +39 0143 3103.11 - FAX: +39 0143 310370 - R.E.A. AL N. 223080
67039 SULMONA (AQ) - ZONA IND. S.S. 17 KM 96 - ITALIA - TEL.: +39 0864 243.1 - FAX: +39 0864 251245 - R.E.A. AQ N. 98197
12043 CANALE (CN) - FRAZ. VALPONE 79-82 - ITALIA - TEL.: +39 0173 967111 - FAX: +39 0173 967153 - R.E.A. CN N. 265507


GRUPPO
CAMPARI

PRESS RELEASE

RESULTS FOR THE FIRST NINE MONTHS TO 30 SEPTEMBER 2007

Bob Kunze-Concewitz, Chief Executive Officer: "*In the first nine months of 2007 we achieved satisfactory results, maintaining the positive momentum across our brands and markets. Looking forward, we remain confident about a positive evolution of our business*"

Sales organic growth: +8.2%
Net sales: € 644.6 million (+2.8%)

EBITDA before one off's: € 144.6 million (+3.9%)

EBIT before one off's: € 130.1 million (+3.9%)

Group profit before tax: € 115.5 (+1.5%)

Excellent generation of cash flow (€ 144.2 million in the first nine months 2007 before acquisitions and dividends)

Milan, 8 November 2007 - The Board of Directors of Davide Campari-Milano S.p.A. approved the third-quarter results as at 30 September 2007.

Consolidated results	1 January - 30 September 2007 € million	1 January - 30 September 2006 € million	Change at actual exchange rates	Change at constant exchange rates
Net sales	**644.6**	**626.9**	**2.8%**	**5.0%**
Trading profit	176.7	170.8	3.4%	5.7%
EBITDA before one-off's	**144.6**	**139.2**	**3.9%**	**6.3%**
EBITDA	143.4	139.1	3.1%	5.5%
EBIT before one-off's	**130.1**	**125.2**	**3.9%**	**6.5%**
EBIT	128.8	125.1	3.0%	5.6%
Group profit before tax	**115.5**	**113.7**	**1.5%**	**3.9%**

CONSOLIDATED RESULTS FOR THE NINE MONTHS OF 2007

In the first nine months 2007, Group sales totalled **€ 644.6 million**, an **increase of 2.8% (+5.0% at constant exchange rates)**.

The overall change in consolidated sales resulted from an **organic growth of 8.2%**, a negative exchange rate effect of 2.1% and a negative perimeter effect of 3.3%. The last one was due to the announced termination of the Lipton Ice Tea distribution contract on the Italian market, in part offset by Glen Grant and Old Smuggler (whose sales started on 15 March 2006), and the newly acquired X-Rated brands (whose sales started on 1 August 2007).

Trading profit increased by 3.4% to € 176.7 million (**+5.7% at constant exchange rates**), or 27.4% of sales. **Organic growth** accounted for **4.9%** and **external growth for 0.8%**, while **exchange rate effects negatively contributed 2.2%**.

EBITDA before one-off's increased by 3.9% (+6.3% at constant exchange rates) to **€ 144.6 million**, or 22.4% of sales.

EBITDA rose by 3.1% (+5.5% at constant exchange rates) to **€ 143.4 million**, or 22.2% of sales.

EBIT before one-off's went up by 3.9% (+6.5% at constant exchange rates) to **€ 130.1 million**, or 20.2% of sales.

EBIT increased by 3.0% (**+5.6% at constant exchange rates**) to **€ 128.8 million**, or 20.0% of sales.

The Group's profit before tax was € 115.5 million, an increase of 1.5% (+3.9% at constant exchange rates).

As of 30 September 2007, **net debt** stood at € 293.3 million, a **decrease of € 86.2 million** from 31 December 2006, **following the dividend payment** (€ 29 million paid on 4 May 2007) **and the acquisition of X-Rated** (€ 29 million), closed on 1 August 2007. This significant improvement was achieved thanks to the **strong generation of cash flow during the first nine months of 2007.**

CONSOLIDATED SALES IN THE FIRST NINE MONTHS OF 2007

The **spirits segment** (70.9% of total sales) recorded **growth of 5.6%**, the combined result of **organic growth of 7.3%**, a negative exchange rate effect of 3.0% and **external growth of 1.3%** (Glen Grant, Old Smuggler and X-Rated). The **Campari** brand posted **growth of 2.3%** at constant exchange rates. **SKYY** sales **rose by 14.5%** at constant exchange rates, thanks to a very positive performance on both the US and international markets. Regarding the other main brands, the spirits segment benefited from strong performances from **Aperol** (**+19.6%** at constant exchange rates), the **Brazilian brands** (**+8.7%** at constant exchange rates), **Cynar** (**+4.4%** at constant exchange rates) and **Ouzo 12** (**+8.3%** at constant exchange rates). **CampariSoda**'s sales were in line with last year. Regarding agency brands, **1800** and **Gran Centenario tequilas** brands posted a **growth of 6.3%** at constant exchange rates in USA.

The **wines segment,** which contributed 14.3% of total sales, registered **growth of 15.1%**, due to the combination of **strong organic growth of 15.5%** and a negative exchange rate effect of 0.4%. The segment's strong performance was driven by **Cinzano vermouth** (**+18.8%** at constant exchange rates) and by **Cinzano sparkling wines** (**+20.2%** at constant exchange rates). The wines segment also benefited from positive performances from **Sella & Mosca** (**+5.8%** at constant exchange rates) and **Mondoro, Riccadonna** and **Cantina Serafino.**

Sales of soft drinks (12.9% of total sales), which are generated almost entirely on the Italian market, recorded an **organic growth of 5.0%**, driven by strong performance of **Crodino** (**+7.8%**), the **Lemonsoda** range (**+5.1%**) and other carbonated drinks. The overall change was negative by 20.9% due to a negative perimeter effect of 25.9%, attributable to the termination of Lipton Ice Tea sales.

Looking at results **by region**, in the first nine months of 2007 sales on the **Italian market** (41.5% of total Group sales) recorded an **organic growth of +5.8%**. The overall change was negative by 3.6%, due to a negative perimeter effect (-9.4%), attributable to Lipton Ice Tea. Sales in **Europe** (21.0% of consolidated sales) **grew by 15.0%**, boosted by **organic sales growth of 11.4%**, thanks to positive performances from important markets such as Germany and Russia, and **external growth of 3.8%**. In the Americas (32.5% of total sales), the **US market** registered **organic growth of 7.1%**, a negative exchange rate effect of 7.9% and **external growth of 0.8%.** In **Brazil,** sales registered **organic growth of 8.4%** and a positive exchange rate effect of 1.1%. Sales in the **rest of the world,** which accounted for 5.0% of total sales, **grew by 13.1%** overall, driven by **organic growth of 15.0%**.

* * *

Conference call

Please note that at **17.00 (CET) today, Thursday 8 November 2007**, Gruppo Campari's management will hold a conference call to present the Group's 2007 first nine months results to analysts, investors and the press. To participate, please dial one of the following numbers:

- **from Italy: 800 785 163 (toll free number)**
- **from abroad: +39 02 6968 2741**

Access code: C503983

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Gruppo Campari's website, at www.camparigroup.com/investors.

A **recording of the conference call** will be available from 22.00 (CET) on Thursday 8 November until Thursday 15 November 2007. To hear it, please call **+44 (0)207 136 9233** (access code: **55958608#**).

* * *

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paagraphr 2 of the Consolidated Law on Financial intermediation (Legislative Decree 58/1998) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Consolidated net revenues by segment

	1 January - 30 September 2007		1 January - 30 September 2006		Change
	€ million	%	€ million	%	%
Spirits	456.8	70.9%	432.6	69.0%	5.6%
Wines	92.3	14.3%	80.2	12.8%	15.1%
Soft drinks	83.3	12.9%	105.3	16.8%	-20.9%
Other revenues	12.3	1.9%	8.9	1.4%	38.8%
Total	**644.6**	**100.0%**	**626.9**	**100.0%**	**2.8%**

Consolidated net revenues by geographic area

	1 January - 30 September 2007		1 January - 30 September 2006		Change
	€ million	%	€ million	%	%
Italy	267.8	41.5%	277.9	44.3%	-3.6%
Europe	135.2	21.0%	117.6	18.8%	15.0%
Americas	209.2	32.5%	202.7	32.3%	3.2%
Rest of the world and duty free	32.4	5.0%	28.7	4.6%	13.1%
Total	**644.6**	**100.0%**	**626.9**	**100.0%**	**2.8%**

Consolidated income statement

	1 January - 30 September 2007		1 January - 30 September 2006		Change
	€ million	%	€ million	%	%
Net sales [1]	**644.6**	**100.0%**	**626.9**	**100.0%**	**2.8%**
Total cost of goods sold	(273.7)	-42.5%	(275.7)	-44.0%	-0.7%
Gross margin	**370.9**	**57.5%**	**351.1**	**56.0%**	**5.6%**
Advertising and promotion	(117.4)	-18.2%	(106.5)	-17.0%	10.2%
Selling and distribution expenses	(76.9)	-11.9%	(73.8)	-11.8%	4.1%
Trading profit	**176.7**	**27.4%**	**170.8**	**27.2%**	**3.4%**
General and administrative expenses and other net operating income	(46.6)	-7.2%	(45.6)	-7.3%	2.2%
EBIT before one-off's	**130.1**	**20.2%**	**125.2**	**20.0%**	**3.9%**
One off's	(1.2)	-0.2%	(0.1)	0.0%	-
Operating profit = EBIT	**128.8**	**20.0%**	**125.1**	**20.0%**	**3.0%**
Net financial income (expenses)	(13.5)	-2.1%	(8.2)	-1.3%	63.5%
Income from associates	0.1	0.0%	(0.4)	-0.1%	-
Pre-tax profit before minority interests	**115.5**	**17.9%**	**116.5**	**18.6%**	**-0.9%**
Minority interests	(0.0)	0.0%	(2.8)	-0.4%	-98.6%
Group's pre-tax profit	**115.5**	**17.9%**	**113.7**	**18.1%**	**1.5%**
Depreciation and amortisation	(14.6)	-2.3%	(14.0)	-2.2%	3.7%
EBITDA before one-off's	**144.6**	**22.4%**	**139.2**	**22.2%**	**3.9%**
EBITDA	**143.4**	**22.2%**	**139.1**	**22.2%**	**3.1%**

(1) Net of discounts and excise duties



COMUNICATO STAMPA

RISULTATI DEI PRIMI NOVE MESI AL 30 SETTEMBRE 2007

Bob Kunze-Concewitz, *Chief Executive Officer*: *"Nei primi nove mesi del 2007 abbiamo conseguito risultati soddisfacenti, mantenendo il* momentum *favorevole dei nostri* brand *e dei nostri mercati. Pertanto, rimaniamo fiduciosi circa l'evoluzione futura del nostro* business*"*

Crescita organica delle vendite nette: +8,2%
Vendite nette: € 644.6 milioni (+2,8%)

EBITDA prima di oneri e proventi non ricorrenti: € 144,6 milioni (+3,9%)

EBIT prima di proventi e oneri non ricorrenti: € 130,1 milioni (+3,9%)

Utile del Gruppo prima delle imposte: € 115,5 milioni (+1,5%)

Eccellente generazione di cassa (€ 144,2 milioni nei primi 9 mesi dell'anno prima di acquisizioni e dividendi)

Milano, 8 novembre 2007 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la relazione trimestrale al 30 settembre 2007.

Risultati consolidati	**1 gennaio - 30 settembre 2007 € milioni**	**1 gennaio - 30 settembre 2006 € milioni**	**Variazione a cambi effettivi**	**Variazione a cambi costanti**
Vendite nette	**644,6**	**626,9**	**2,8%**	**5,0%**
Margine commerciale	176,7	170,8	3,4%	5,7%
EBITDA prima di oneri e proventi non ricorrenti	**144,6**	**139,2**	**3,9%**	**6,3%**
EBITDA	143,4	139,1	3,1%	5,5%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**130,1**	**125,2**	**3,9%**	**6,5%**
Risultato operativo = EBIT	128,8	125,1	3,0%	5,6%
Utile del Gruppo prima delle imposte	**115,5**	**113,7**	**1,5%**	**3,9%**

RISULTATI CONSOLIDATI DEI PRIMI NOVE MESI 2007

Nei primi nove mesi del 2007 le **vendite del Gruppo** sono state pari a **€ 644.6 milioni**, in **crescita del 2,8% (+5,0% a cambi costanti)**.

La variazione complessiva delle vendite consolidate è stata generata da una **crescita organica del 8,2%**, da un impatto negativo dei cambi del 2,1% e da un effetto perimetro negativo del 3,3%. Quest'ultimo è dovuto all'annunciata interruzione delle vendite di Lipton Ice Tea sul mercato italiano, in parte compensato da Glen Grant e Old Smuggler (le cui vendite erano iniziate il 15 marzo 2006) e dai neo-acquisiti ***brand*** **X-Rated** (le cui vendite sono iniziate il 1 agosto 2007).

Il **margine commerciale** si è attestato a € 176,7 milioni, evidenziando una **crescita del 3,4% (+5,7% a cambi costanti)** e un'incidenza sulle vendite pari al 27,4%. La variazione è attribuibile per il **4,9% alla crescita organica**, per il **0,8% alla crescita esterna** e per il **2,2% all'effetto negativo dei cambi**.

L'EBITDA prima di proventi e oneri non ricorrenti è stato di **€ 144,6 milioni**, in **crescita del 3,9% (+6,3% a cambi costanti)** e con un'incidenza sulle vendite pari al 22,4%.

L'**EBITDA** è stato di **€ 143,4 milioni**, in **crescita del 3,1% (+5,5% a cambi costanti)** e con un'incidenza sulle vendite pari al 22,2%.

Il **Risultato della gestione corrente (EBIT prima di oneri e proventi non ricorrenti)** è stato di **€ 130,1 milioni**, in **crescita del 3,9% (+6,5% a cambi costanti)** e con un'incidenza sulle vendite pari al 20,2%.

Il **Risultato operativo (EBIT)** è stato di **€ 128,8 milioni**, in **crescita del 3,0%** (+5,6% a cambi costanti) e con un'incidenza sulle vendite pari al 20,0%.

L'utile del Gruppo prima delle imposte è stato di **€ 115,5 milioni, in crescita del 1,5% (+3,9% a cambi costanti)**.

Al 30 settembre 2007 l'**indebitamento finanziario netto** è pari a € 293,3 milioni, **in diminuzione di € 86,2 milioni** rispetto al 31 dicembre 2006, **dopo il pagamento dei dividendi** (€ 29 milioni, pagati il 4 maggio 2007) **e l'acquisizione di X-Rated** (€ 29 milioni, finalizzata il 1 agosto 2007). Questo significativo miglioramento è stato determinato dalla **forte generazione di cassa nei primi nove mesi dell'anno**.

VENDITE CONSOLIDATE DEI PRIMI NOVE MESI DEL 2007

Il **segmento *spirit***, che rappresenta il 70,9% del fatturato, ha registrato una **variazione positiva delle vendite del 5,6%**, determinata da una **crescita organica del 7,3%**, da un impatto negativo dei cambi del 3,0% e da una **crescita esterna del 1,3%** (Glen Grant, Old Smuggler e X-Rated). Il *brand* **Campari** ha registrato una **crescita del 2,3%** a cambi costanti. Le vendite di **SKYY** hanno registrato una **crescita del 14,5%** a cambi costanti, grazie a un andamento molto positivo sia negli Stati Uniti sia nei mercati internazionali. Con riferimento alle altre marche principali, il segmento *spirit* ha beneficiato dell'andamento positivo di **Aperol (+19,6%** a cambi costanti), dei ***brand* brasiliani (+8,7%** a cambi costanti), di **Cynar (+4,4%** a cambi costanti) e di **Ouzo 12 (+8,3%** a cambi costanti). Le vendite di **CampariSoda** sono state in linea con quelle dello scorso anno. Relativamente ai *brand* in licenza, si segnala il positivo andamento dei marchi ***tequila* 1800** e **Gran Centenario** negli Stati Uniti (**+6,3%** a cambi costanti).

Il **segmento *wine***, pari al 14,3% del fatturato, ha registrato una **crescita del 15,1%**, determinata da una **forte crescita organica (+15,5%)** e da un impatto negativo dei cambi del 0,4%. L'andamento decisamente positivo del segmento è stato trainato dai ***vermouth* Cinzano (+18,8%** a cambi costanti) e dagli **spumanti Cinzano (+20,2%** a cambi costanti). Il segmento *wine* ha beneficiato anche dell'andamento positivo di **Sella & Mosca (+5,8%** a cambi costanti) e di **Mondoro, Riccadonna** e **Cantina Serafino**.

Le **vendite di *soft drink***, pari al 12,9% del fatturato e realizzate quasi interamente sul mercato italiano, hanno registrato una **crescita organica** del **5,0%**, trainata dall'andamento decisamente positivo di **Crodino (+7,8%)**, della linea **Lemonsoda (+5,1%)** e delle altre bevande gassate. La variazione complessiva è stata negativa per il 20,9%, a causa dell'effetto perimetro negativo (-25,9%) attribuibile all'interruzione delle vendite di Lipton Ice Tea.

Relativamente alla **ripartizione geografica**, le vendite del primi nove mesi del 2007 sul **mercato italiano**, pari al 41,5% delle vendite, hanno registrato una **crescita organica del +5,8%**. La variazione complessiva è stata negativa per il 3,6%, a causa dell'effetto perimetro negativo (-9,4%) attribuibile a Lipton Ice Tea. Le vendite in **Europa**, pari al 21,0% delle vendite consolidate, hanno segnato una **crescita del 15,0%**, determinata da una **crescita organica del 11,4%,** grazie al positivo andamento di importanti mercati quali Germania e Russia, e da una **crescita esterna del 3,8%.** Per quanto riguarda l'area Americhe, le cui vendite sono pari al 32,5% del totale, il **mercato USA** ha registrato una **crescita organica del 7,1%**, un effetto cambi negativo del 7,9% e una **crescita esterna** del **0,8%**. In **Brasile**, le vendite hanno registrato una **crescita organica del 8,4%** e un effetto cambi positivo del 1,1%. L'area **resto del mondo**, pari al 5,0% del fatturato totale, è **cresciuta** complessivamente del **13,1%**, trainata da una **crescita organica del 15,0%**.

* * *

CONFERENCE CALL

Si informa che alle **ore 17:00 (CET) di oggi, giovedì 8 novembre 2007**, si terrà una *conference call* durante la quale il *management* del Gruppo Campari presenterà ad analisti, investitori e giornalisti i risultati del primi nove mesi 2007. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 785 163 (numero verde)**
- **dall'estero: +39 02 69682741**

Codice di accesso: C503983

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo www.camparigroup.com/investors.

Una **registrazione della *conference call*** sarà disponibile a partire da giovedì 8 novembre 2007, alle ore 22:00 (CET), fino a giovedì 15 novembre 2007, chiamando il **numero +44 (0)207 136 9233** (codice di accesso: **55958608 #**).

* * *

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A. Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, 2° comma, del Testo Unico della Finanza (D. Lgs. 58/1998) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 settembre 2007		1 gennaio - 30 settembre 2006		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	456,8	70,9%	432,6	69,0%	5,6%
Wine	92,3	14,3%	80,2	12,8%	15,1%
Soft drink	83,3	12,9%	105,3	16,8%	-20,9%
Altri ricavi	12,3	1,9%	8,9	1,4%	38,8%
Totale	**644,6**	**100,0%**	**626,9**	**100,0%**	**2,8%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 settembre 2007		1 gennaio - 30 settembre 2006		Variazione
	€ milioni	%	€ milioni	%	%
Italia	267,8	41,5%	277,9	44,3%	-3,6%
Europa	135,2	21,0%	117,6	18,8%	15,0%
Americhe	209,2	32,5%	202,7	32,3%	3,2%
Resto del mondo e *duty free*	32,4	5,0%	28,7	4,6%	13,1%
Totale	**644,6**	**100,0%**	**626,9**	**100,0%**	**2,8%**

Conto economico consolidato

	1 gennaio - 30 settembre 2007		1 gennaio - 30 settembre 2006		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [(1)]	**644,6**	**100,0%**	**626,9**	**100,0%**	**2,8%**
Costo del venduto	(273,7)	-42,5%	(275,7)	-44,0%	-0,7%
Margine lordo	**370,9**	**57,5%**	**351,1**	**56,0%**	**5,6%**
Pubblicità e promozioni	(117,4)	-18,2%	(106,5)	-17,0%	10,2%
Costi di vendita e distribuzione	(76,9)	-11,9%	(73,8)	-11,8%	4,1%
Margine commerciale	**176,7**	**27,4%**	**170,8**	**27,2%**	**3,4%**
Spese generali e amministrative e altri oneri e proventi operativi	(46,6)	-7,2%	(45,6)	-7,3%	2,2%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**130,1**	**20,2%**	**125,2**	**20,0%**	**3,9%**
Altri proventi (oneri) non ricorrenti	(1,2)	-0,2%	(0,1)	0,0%	-
Risultato operativo = EBIT	**128,8**	**20,0%**	**125,1**	**20,0%**	**3,0%**
Proventi (oneri) finanziari netti	(13,5)	-2,1%	(8,2)	-1,3%	63,5%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	0,1	0,0%	(0,4)	-0,1%	-
Utile prima delle imposte e degli interessi di minoranza	**115,5**	**17,9%**	**116,5**	**18,6%**	**-0,9%**
Interessi di minoranza	(0,0)	0,0%	(2,8)	-0,4%	-98,6%
Utile del Gruppo prima delle imposte	**115,5**	**17,9%**	**113,7**	**18,1%**	**1,5%**
Totale ammortamenti	(14,6)	-2,3%	(14,0)	-2,2%	3,7%
EBITDA prima di oneri e proventi non ricorrenti	**144,6**	**22,4%**	**139,2**	**22,2%**	**3,9%**
EBITDA	**143,4**	**22,2%**	**139,1**	**22,2%**	**3,1%**

(1) Al netto di sconti e accise


GRUPPO
CAMPARI

Relazione trimestrale al 30 settembre 2007





RELAZIONE TRIMESTRALE
AL 30 SETTEMBRE 2007



INDICE



DATI DI SINTESI

	30 settembre 2007 € milioni	30 settembre 2006 € milioni	Variazione %	Variazione % a cambi costanti
Vendite nette	**644,6**	**626,9**	**2,8%**	**5,0%**
Margine commerciale	176,7	170,8	3,4%	5,7%
EBITDA prima di oneri e proventi non ricorrenti	**144,6**	**139,2**	**3,9%**	**6,3%**
EBITDA	**143,4**	**139,1**	**3,1%**	**5,5%**
Risultato della gestione corrente	**130,1**	**125,2**	**3,9%**	**6,5%**
Risultato operativo	**128,8**	**125,1**	**3,0%**	**5,6%**
ROS (Risultato operativo/vendite nette)	20,0%	20,0%		
Utile del Gruppo prima delle imposte	**115,5**	**113,7**	**1,5%**	**3,9%**

	30 settembre 2007 € milioni	30 giugno 2007 € milioni	Variazione € milioni	31 dicembre 2006 € milioni	Variazione € milioni
Indebitamento netto	293,3	328,0	(34,7)	379,5	(86,2)



EVENTI SIGNIFICATIVI DEL PERIODO

Nuova società commerciale in Cina

Nel febbraio 2007 è diventata operativa Campari (Beijing) Trading Company, una nuova società commerciale, controllata al 100% dal Gruppo Campari, con sede a Beijing, Cina.

La nuova società, costituita con l'obiettivo di cogliere le notevoli potenzialità del mercato cinese, distribuirà il portafoglio *spirit* e *wine* del Gruppo tramite due strutture commerciali separate e specializzate nelle due aree di *business*.

Nuova società in Argentina

In relazione all'acquisizione di Old Smuggler, finalizzata, contestualmente a Glen Grant, il 15 marzo 2006, a seguito dell'autorizzazione dell'*antitrust* del 12 marzo 2007, il Gruppo ha potuto perfezionare l'acquisto del marchio Old Smuggler anche per l'importante mercato argentino.

Pertanto, Campari Argentina S.R.L., costituita nel corso del 2006 e controllata al 100% dal Gruppo, è diventata operativa.

Tale società importa il malto dalla Scozia e coordina localmente la produzione e la vendita dello *Scotch whisky* Old Smuggler, tramite un imbottigliatore e un distributore terzi.

Assemblea ordinaria degli azionisti della Capogruppo

Il 24 aprile 2007 l'Assemblea degli azionisti di Davide Campari-Milano S.p.A. ha approvato il bilancio relativo all'esercizio 2006 e ha deliberato la distribuzione di un dividendo di € 0,10 per azione, invariato rispetto allo scorso anno.

L'Assemblea ha inoltre:

- nominato il Consiglio di Amministrazione per il triennio 2007-2009, composto da Eugenio Barcellona, Luca Garavoglia, Paolo Marchesini, Marco P. Perelli-Cippo, Stefano Saccardi, Enzo Visone e, con la qualifica di indipendente, Enrico Corradi, Cesare Ferrero e Renato Ruggiero; l'Assemblea inoltre ha confermato Luca Garavoglia alla Presidenza della Società;
- nominato il Collegio Sindacale, sempre per il triennio 2007-2009, composto da Antonio Ortolani, Presidente e Alberto Lazzarini e Giuseppe Pajardi, Sindaci Effettivi, nonché Alberto Giarrizzo Garofalo, Gianpaolo Porcu e Paolo Proserpio, Sindaci Supplenti;
- deliberato la proroga dell'incarico di revisione contabile a Reconta Ernst & Young S.p.A. per il triennio 2007-2009;
- autorizzato il Consiglio di Amministrazione all'acquisto e/o alienazione di azioni proprie, finalizzati principalmente a servire i piani di *stock option*; l'autorizzazione è stata richiesta per l'acquisto e/o l'alienazione di azioni proprie che, tenuto conto di quelle già in possesso della Società, non superino il 10% del capitale sociale.

Fusione per incorporazione di Glen Grant S.r.l.

Allo scopo di proseguire il processo di semplificazione e riduzione delle strutture societarie del Gruppo, il Consiglio di Amministrazione del 8 maggio 2007 ha deliberato la fusione per incorporazione di Glen Grant S.r.l., detentrice del marchio Glen Grant, nella Capogruppo, Davide Campari-Milano S.p.A., che ne controllava il 100%.

L'operazione, perfezionata con atto di fusione del 19 luglio 2007, ha avuto efficacia nei confronti dei terzi a partire dal 1 settembre 2007, mentre gli effetti contabili e fiscali decorrono dal 1 gennaio 2007.

Acquisizione di Cabo Wabo Tequila

Il 7 maggio 2007 il Gruppo Campari ha annunciato di avere siglato un accordo per l'acquisizione del 80% di Cabo Wabo Tequila.

Il valore dell'operazione, il cui *closing* è previsto per gennaio 2008, è di US$ 80 milioni (€ 57 milioni circa al tasso di cambio corrente), pari a un multiplo di 11,8 volte l'EBITDA atteso per il 2007.

Il Gruppo avrà la possibilità di acquisire il restante 20% di Cabo Wabo Tequila in due *tranche* del 15% e 5% attraverso opzioni *call / put* esercitabili, rispettivamente, nel 2012 e nel 2015.

Cabo Wabo è una importante *tequila ultra premium*, che gode di una reputazione di altissima qualità e ha conseguito diversi premi; la gamma include Cabo Wabo Reposado, Cabo Wabo Añejo, Cabo Wabo Blanco e la nuova *ultra luxury* Cabo Uno, invecchiata in botte per tre anni.

Con volumi di circa 70.000 casse da 9 litri, principalmente vendute negli Stati Uniti, Cabo Wabo è uno dei marchi con tassi di crescita più elevati sul mercato americano degli *spirit*.

Cabo Wabo è un'acquisizione strategica per il Gruppo, perchè contribuirà in misura significativa a rafforzare il portafoglio di marchi *ultra premium* nel mercato statunitense e ad aumentare il *focus* sulla *tequila*, grazie alla proprietà di un *brand* in una delle categorie con tassi di crescita più elevati nel mercato.

Inventore e maggior azionista di Cabo Wabo è la *rock star* Sammy Hagar, profondo conoscitore di *tequila*, che in questi anni è stato l'ambasciatore per il *brand* Cabo Wabo e la forza creativa alla base del suo successo.

Successivamente al *closing* dell'operazione, Sammy Hagar e il suo socio Marco Monroy continueranno a detenere il 20% di Cabo Wabo e Sammy Hagar continuerà a essere coinvolto in prima persona nelle scelte sulla qualità del prodotto e nell'attività di promozione del *business*, con l'obiettivo di far crescere la conoscenza della marca e le vendite negli Stati Uniti e nel resto del mondo.

Management

Si segnala che, a seguito della scelta di Enzo Visone di lasciare l'incarico, il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha nominato Robert Kunze-Concewitz *Chief Executive Officer* del Gruppo Campari.

Robert Kunze-Concewitz, 40 anni, austriaco, rappresenta una scelta interna e di continuità: nel Gruppo Campari dal 2005, in qualità di *Group Marketing Officer* ha curato, in particolare, lo sviluppo e la realizzazione di nuove strategie di *marketing* per i più importanti *brand* del Gruppo in tutti i mercati.

In passato, prima di entrare a far parte del Gruppo Campari, ha ricoperto ruoli di crescente responsabilità all'interno del Gruppo Procter & Gamble fino a diventare *Corporate Marketing Director* della divisione *Global Prestige Products*.

Acquisizione di X-Rated

Il 1 agosto 2007 il Gruppo Campari ha perfezionato l'acquisizione di X-Rated che comprende il *brand super premium* X-Rated Fusion Liqueur, la *vodka* di altissima gamma Jean-Marc XO e la *vodka ultra premium* X-Rated.

Per l'operazione, che era stata annunciata il 19 luglio 2007, è stato corrisposto un pagamento *cash* di US$ 40 milioni (€ 29 milioni), pari a un multiplo stimato di 9 volte il margine di contribuzione diretto atteso; l'accordo prevede inoltre il pagamento di un adeguamento di prezzo ripartito sui prossimi tre anni e calcolato in base all'andamento dei volumi incrementali di vendita nello stesso periodo.

X-Rated Fusion Liqueur è stato lanciato nel 2004 negli Stati Uniti da Jean-Marc Daucourt, ideatore di *spirit* pluripremiati, e da Todd Martin, *ex* Presidente di Allied Domecq North America, che sono i maggiori azionisti di X-Rated.

I tre *brand*, che dal loro lancio hanno beneficiato di tassi di crescita estremamente elevati, sono attualmente distribuiti negli Stati Uniti dalla società di importazione di *spirit* di altissima gamma Daucourt Martin Imports, LLC.

Grazie a questa acquisizione, di poco successiva a quella di Cabo Wabo Tequila, il Gruppo Campari arricchisce ulteriormente il proprio portafoglio di *spirit super* e *ultra premium* e rafforza la sua posizione negli Stati Uniti, mercato cruciale nella strategia di espansione internazionale del Gruppo.

Nuova società commerciale in Austria

Nel mese di agosto 2007, è diventata operativa Campari Austria GmbH, una nuova società commerciale, controllata al 100% dal Gruppo Campari, con sede a Vienna.

La nuova società è stata costituita con l'obiettivo di presidiare l'importante mercato locale con una struttura diretta di vendita e *marketing*.

Cessazione del contratto di distribuzione tequila 1800 e Gran Centenario

Il 11 settembre 2007 il Gruppo Campari ha annunciato che la distribuzione in licenza negli Stati Uniti dei prodotti a marchio *tequila* 1800 e Gran Centenario terminerà il 31 dicembre 2007.

A partire da gennaio 2008, il Gruppo José Cuervo, proprietario dei *brand* 1800 e Gran Centenario, si occuperà infatti direttamente della gestione dei due marchi di *tequila* nel mercato statunitense, attraverso una società interamente controllata.

Riorganizzazione delle società vitivinicole italiane del Gruppo

Nel mese di settembre, le assemblee di Teruzzi & Puthod S.r.l., Giannina S.r.l. e Sella & Mosca S.p.A., hanno approvato il progetto di fusione di Teruzzi & Puthod S.r.l. e Giannina S.r.l. in Sella & Mosca S.p.A., fusione che avrà efficacia verso i terzi a partire da 1 novembre 2007 ed effetti fiscali dal 1 gennaio 2007.

Inoltre, nell'ambito del programma di riorganizzazione delle società vitivinicole italiane del Gruppo, è previsto anche il conferimento del ramo d'azienda relativo ai vini a marchio Enrico Serafino dalla Capogruppo Davide Campari-Milano S.p.A. a Sella & Mosca S.p.A. e, a tale proposito, è tuttora in corso la perizia che supporterà i valori del conferimento.

A seguito di tali operazioni, viene pertanto ulteriormente rafforzata e razionalizzata l'attività della *business unit wine* del Gruppo, operativa dal 1 gennaio 2007.

Ristrutturazione industriale

Come preannunciato, il 30 settembre 2007 il Gruppo Campari ha interrotto l'attività produttiva nello stabilimento di Sulmona, trasferendone le produzioni in altri stabilimenti.

Lo stabilimento di Sulmona è entrato a far parte del Gruppo con l'acquisizione Bols del 1995 e non ha mai raggiunto un livello di efficienza sostenibile, nonostante gli investimenti e i trasferimenti di produzioni effettuati, nonché gli sforzi di trovare nuove opportunità produttive, anche per conto terzi.

A seguito del drastico ridimensionamento della categoria dei *ready to drink* e del declino generalizzato del mercato delle bibite analcoliche gassate, l'utilizzo delle linee di produzione è sceso a livelli che hanno reso economicamente insostenibile il proseguimento dell'attività.

La Società, nella tradizione di rapporti sindacali rivolti costantemente a attenuare le conseguenze sociali di decisioni economicamente obbligate, e nell'ottica di minimizzare l'impatto sui livelli occupazionali, ha gestito con i rappresentanti dei lavoratori un concreto programma di misure alternative e di sostegno.

Il 27 luglio 2007, presso il Ministero del Lavoro e della Previdenza Sociale, la Società e le Organizzazioni Sindacali hanno raggiunto un accordo a supporto della richiesta di attivare la Cassa Integrazione Guadagni Straordinaria per cessazione di attività a favore dei lavoratori dello stabilimento di Sulmona, secondo la normativa in vigore.

La Società ha inoltre manifestato la sua disponibilità di farsi parte attiva nella reindustrializzazione del sito continuando a impegnarsi direttamente nella ricerca di imprenditori sia del settore alimentare che di eventuali altri settori.

ANDAMENTO DELLE VENDITE DEL PERIODO GENNAIO-SETTEMBRE 2007

Evoluzione generale

Le vendite dei primi nove mesi del 2007 sono state pari a € 644,6 milioni, con una crescita complessiva del 2,8% rispetto al corrispondente periodo dello scorso anno.

A perimetro omogeneo e a cambi costanti, si evidenzia una più che positiva crescita organica del 8,2%, mentre le variazioni di perimetro e di cambio hanno avuto entrambe un impatto negativo, rispettivamente pari al 3,3% e al 2,1%.

	€ milioni	in % sul periodo gennaio-settembre 2006
– vendite nette 1 gennaio - 30 settembre 2007	644,6	
– vendite nette 1 gennaio - 30 settembre 2006	626,9	
variazione totale	**17,8**	**2,8%**
di cui:		
crescita organica	51,6	8,2%
variazioni di perimetro	–20,4	–3,3%
variazioni di cambio	–13,4	–2,1%
variazione totale	**17,8**	**2,8%**

Il buon risultato conseguito è stato determinato dall'andamento positivo di SKYY Vodka, Aperol e dei *brand* brasiliani tra gli *spirit*, del *vermouth* e degli spumanti Cinzano tra gli *wine* e di Crodino tra i *soft drink*.

L'effetto variazione di perimetro ha evidenziato un saldo netto negativo di € 20,4 milioni, pari al 3,3%, generato principalmente dall'interruzione delle vendite di Lipton Ice Tea sul mercato italiano.

Alla fine dello scorso anno infatti, Campari Italia S.p.A. e il Gruppo Unilever hanno concordato di non procedere al rinnovo del contratto di distribuzione dei prodotti a marchio Lipton Ice Tea, in scadenza a fine dicembre 2006.

Pertanto, ai fini della determinazione della crescita organica realizzata dal Gruppo nel 2007, le vendite di questo *brand* relative all'anno 2006 vengono considerate come variazione negativa di perimetro; nei primi nove mesi dell'anno, periodo di massima concentrazione delle vendite di questo prodotto, tale effetto negativo è stato pari a € 27,3 milioni.

Per contro, nel periodo in oggetto, le vendite del Gruppo hanno beneficiato di una crescita esterna positiva, pari a € 6,9 milioni, determinata principalmente (€ 4,0 milioni) da Glen Grant e Old Smuggler, la cui acquisizione è stata finalizzata il 15 marzo 2006 e, in misura minore, dall'avvio dalle vendite, a partire dal mese di agosto, e limitatamente al mercato americano, dei neo acquisiti *brand* X-Rated.

Infine, sulla crescita esterna del periodo, impatta positivamente il *brand* di terzi Russky Standart Vodka, la cui distribuzione è iniziata a luglio dello scorso anno in Germania e Svizzera e, dal mese di settembre 2007, anche sul mercato italiano.

La tabella seguente presenta un dettaglio per *brand* delle vendite che hanno determinato la variazione di perimetro.

Vendite dei primi nove mesi del 2007: dettaglio dell'effetto perimetro	€ milioni
Glen Grant, Old Smuggler e Braemar	4,0
X-Rated *brand*	0,7
Subtotale *brand* del Gruppo	**4,7**
Cessata distribuzione Lipton Ice Tea in Italia	–27,3
Altri *brand* di terzi	2,2
Subtotale *brand* di terzi	**–25,1**
Totale variazione di perimetro	**–20,4**

La variazione dei tassi di cambio medi dei primi nove mesi del 2007, rispetto a quelli rilevati nello stesso periodo dello scorso anno, ha avuto complessivamente un impatto negativo sulle vendite del 2007 pari al 2,1%, determinato principalmente dal rafforzamento dell'Euro nei confronti del Dollaro USA (deprezzato del 7,5%).

La tabella seguente evidenzia i cambi medi per le valute più significative per il Gruppo.

Cambi medi del periodo gennaio - settembre	2007	2006	variazione %
US$ x 1 €	1,344	1,244	
€ x 1 US$	0,7438	0,8039	-7,5%
BRC x 1 €	2,690	2,717	
€ x 1 BRC	0,3717	0,3681	1,0%
CHF x 1 €	1,637	1,566	
€ x 1 CHF	0,6108	0,6384	-4,3%
JPY x 1 €	160,388	144,128	
€ x 1000 JPY	6,2349	6,9383	-10,1%
GBP x 1 €	0,677	0,685	
€ x 1 GBP	1,4781	1,4607	1,2%

Vendite per area geografica

Nel periodo tutte le aree geografiche hanno evidenziato una buona crescita organica delle vendite, con tassi di crescita per le singole aree compresi tra il 5,8% dell'Italia e il 15,0% dell'area Resto del mondo e *duty free*.

In dettaglio, le due tabelle sottostanti mostrano, rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite per area e, la seconda, la scomposizione della variazione totale di ciascuna area nelle tre componenti di crescita organica, variazione di perimetro ed effetto cambi.

	1 gennaio - 30 settembre 2007		1 gennaio - 30 settembre 2006		variazione %
	€ milioni	%	€ milioni	%	2007/2006
Italia	267,8	41,5%	277,9	44,3%	-3,6%
Europa	135,2	21,0%	117,6	18,8%	15,0%
Americhe	209,2	32,5%	202,7	32,3%	3,2%
Resto del mondo e *duty free*	32,4	5,0%	28,7	4,6%	13,1%
Totale	**644,6**	**100,0%**	**626,9**	**100,0%**	**2,8%**

Analisi della variazione %	variazione in % totale 1 gennaio - 30 settembre	crescita organica	variazione perimetro	effetto cambio
Italia	-3,6%	5,8%	-9,4%	0,0%
Europa	15,0%	11,4%	3,8%	-0,3%
Americhe	3,2%	8,8%	0,6%	-6,2%
Resto del mondo e *duty free*	13,1%	15,0%	0,2%	-2,1%
Totale	**2,8%**	**8,2%**	**-3,3%**	**-2,1%**

In **Italia**, la buona crescita organica conseguita (5,8%) è stata più che compensata da un marcato effetto perimetro negativo, pari a 9,4%; conseguentemente il risultato delle vendite dei primi nove mesi dell'anno evidenzia complessivamente una contrazione del 3,6%.

La crescita organica, a perimetro costante, ha beneficiato di un andamento estremamente positivo di Campari, Aperol, Crodino e Cinzano (sia spumanti che *vermouth*).

La variazione netta negativa di perimetro è stata determinata da Lipton Ice Tea (*brand* di terzi la cui distribuzione è terminata a fine 2006) e solo parzialmente compensata dalla crescita esterna relativa a Glen Grant.

L'**Europa** complessivamente ha realizzato una *performance* molto buona, con una crescita totale del 15,0% che, a parità di perimetro di consolidamento e di cambi, rimane a due cifre e pari al 11,4%.

Tale risultato è stato determinato da un *trend* delle vendite positivo in tutti i principali mercati europei, e in particolare in quello russo, dove la crescita delle vendite del *vermouth* Cinzano continua a essere particolarmente sostenuta.

Anche la Germania, che rimane il principale mercato dell'area, ha realizzato nel periodo una buona *performance*, con una crescita organica globalmente positiva per tutti i *brand*, con la sola eccezione di Campari, che, nel terzo trimestre dell'anno ha registrato un considerevole rallentamento delle vendite, interamente imputabile all'effetto di breve periodo correlato al riposizionamento di prezzo realizzato sulla marca.

La variazione di perimetro in quest'area è stata positiva (3,8%) e determinata sia dall'avvio della distribuzione della *vodka* di terzi Russky Standart in Germania e Svizzera (peraltro con esiti molto incoraggianti) sia dalla vendita di prodotti correlati all'acquisizione Glen Grant.

Il lieve effetto cambio negativo (0,3%) è correlato principalmente alla svalutazione del franco svizzero.

L'area **Americhe,** globalmente, ha evidenziato nel periodo una crescita delle vendite pari al 3,2%, in quanto l'effetto cambio negativo del 6,2% ha eroso significativamente la positiva crescita organica del 8,8%.

Le due tabelle sottostanti forniscono un ulteriore dettaglio dell'andamento delle vendite in quest'area che, grazie alla rilevante presenza del Gruppo nei mercati statunitense e brasiliano, rappresenta circa un terzo del *business* complessivo.

	1 gennaio - 30 settembre 2007		1 gennaio - 30 settembre 2006		variazione %
	€ milioni	%	€ milioni	%	2007/2006
USA	157,0	75,1%	157,2	77,5%	-0,1%
Brasile	42,1	20,1%	38,5	19,0%	9,4%
Altri paesi	10,1	4,8%	7,1	3,5%	42,5%
Totale	**209,2**	**100,0%**	**202,7**	**100,0%**	**3,2%**

Analisi della variazione %	variazione in % totale 1 gennaio - 30 settembre	crescita organica	variazione perimetro	effetto cambio
USA	-0,1%	7,1%	0,8%	-7,9%
Brasile	9,4%	8,4%	0,0%	1,1%
Altri paesi	42,5%	48,7%	0,0%	-6,1%
Totale	**3,2%**	**8,8%**	**0,6%**	**-6,2%**

L'evoluzione organica delle vendite negli **Stati Uniti** è stata positiva (7,1%), grazie al buon risultato conseguito da SKYY Vodka, in crescita a due cifre; tra i *brand* di terzi in distribuzione, l'andamento è stato positivo per *tequila* 1800 ma in forte contrazione per lo *Scotch whisky* Cutty Sark, i cui volumi di vendita scontano il riposizionamento di prezzo attuato.

La variazione di perimetro, positiva e pari al 0,8%, è relativa principalmente a X-Rated Fusion Liqueur nonché, in misura minore, agli altri *brand* relativi all'acquisizione in oggetto (Jean-Marc XO Vodka e X-Rated Vodka), la cui distribuzione è iniziata a partire dal mese di agosto; una parte di crescita esterna è peraltro ancora imputabile allo *Scotch whisky* Old Smuggler, acquisito nel corso dello scorso anno.

La forte svalutazione del Dollaro USA intervenuta nel periodo ha generato sulle vendite un effetto cambio negativo del 7,9%, che ha eroso completamente la crescita reale delle vendite portando il risultato complessivo dell'area a –0,1%.

In **Brasile** l'andamento delle vendite dei primi nove mesi del 2007 è stato decisamente positivo, con una crescita organica del 8,4%, determinata dal buon risultato di tutti i *brand* più importanti, Campari e Dreher in particolare.

La rivalutazione del Real brasiliano (1,1%) porta la crescita complessiva dell'area, a cambi correnti, al 9,4%.

Negli altri paesi dell'area Americhe, che complessivamente hanno un'incidenza inferiore al 5% delle vendite totali dell'area, nel periodo si rileva una forte crescita (42,5%), determinata principalmente dall'avvio delle vendite dello *Scotch whisky* Old Smuggler in Argentina.

Tra i mercati più importanti di quest'area, continua a essere positivo il *trend* delle vendite in Canada, che beneficia in particolare del buon andamento di SKYY Vodka.

L'area **Resto del Mondo e *duty free*** nel periodo ha realizzato una crescita del 13,1% (15,0% a cambi costanti).

Si rammenta che in quest'area vengono rilevate le vendite realizzate nel canale *duty free*, in tutti i mercati del mondo e che, nel corso del 2006, la struttura commerciale dedicata a questo canale è stata potenziata; coerentemente, le vendite del 2007 registrano un tasso di crescita estremamente positivo, superiore al 20%.

Nei due mercati più importanti dell'area Resto del mondo, Australia e Giappone, si evidenziano andamenti completamente opposti, decisamente positivo nel primo e negativo nel secondo.

Vendite per area di business

La crescita organica delle vendite nei primi nove mesi del 2007 è stata del 8,2% e, a cambio e perimetro costanti, tutte le aree di *business* hanno avuto un'evoluzione positiva.

Anche in termini reali, il confronto con lo scorso anno rimane peraltro estremamente positivo e il solo segmento *soft drink* evidenzia una contrazione, interamente attribuibile all'interruzione della distribuzione di Lipton Ice Tea.

Le due tabelle sottostanti mostrano, rispettivamente, l'evoluzione delle vendite per area di *business* e l'analisi della variazione totale di ciascun segmento, nelle tre componenti di crescita organica, effetto perimetro ed effetto cambi.

	1 gennaio - 30 settembre 2007		1 gennaio - 30 settembre 2006		variazione %
	€ milioni	%	€ milioni	%	2007/2006
Spirit	456,8	70,9%	432,6	69,0%	5,6%
Wine	92,3	14,3%	80,2	12,8%	15,1%
Soft drink	83,3	12,9%	105,3	16,8%	–20,9%
Altre vendite	12,3	1,9%	8,9	1,4%	38,8%
Totale	**644,6**	**100,0%**	**626,9**	**100,0%**	**2,8%**

Analisi della variazione %	variazione in % totale 1 gennaio - 30 settembre	crescita organica	variazione perimetro	effetto cambio
Spirit	5,6%	7,3%	1,3%	–3,0%
Wine	15,1%	15,5%	0,0%	–0,4%
Soft drink	–20,9%	5,0%	–25,9%	0,0%
Altre vendite	38,8%	25,9%	12,9%	–0,1%
Totale	**2,8%**	**8,2%**	**–3,3%**	**–2,1%**

Spirit

Le vendite degli *spirit* sono state pari a € 456,8 milioni, con una crescita complessiva del 5,6% rispetto allo scorso anno; escludendo il contributo della crescita esterna (1,3%) e l'effetto cambio negativo (–3,0%), il segmento ha conseguito una crescita organica del 7,3%.

Le vendite di **Campari** sono incrementate del 2,3% a cambi costanti (1,6% a cambi correnti), evidenziando nel terzo trimestre dell'anno una certa flessione rispetto al *trend* molto positivo riportato nel primo semestre.

In relazione ai mercati principali, l'andamento delle vendite del *brand* del solo terzo trimestre è stato positivo in Italia e Brasile, mentre in Germania l'attesa contrazione dei volumi, conseguente al riposizionamento di prezzo attuato, è stata di entità superiore alle attese.

Tuttavia, si ritiene il rallentamento delle vendite della marca nel mercato tedesco una fenomeno legato a fattori contingenti e pertanto di breve durata, in quanto prevalentemente correlato a tematiche distributive piuttosto che a dinamiche di consumo.

Oltre a ciò, in alcuni mercati si è rilevato un confronto sfavorevole con le vendite del terzo trimestre del 2006, che erano state particolarmente elevate per la ricostituzione degli *stock* presso i distributori, avvenuta a seguito dell'introduzione del nuovo *packaging*.

Il *brand* **SKYY** (SKYY Vodka e la gamma *flavor*) evidenzia, alla fine dei primi nove mesi dell'anno, una crescita, a cambi costanti, del 14,5% mentre a cambi correnti, per il combinato effetto dell'elevata concentrazione delle vendite negli Stati Uniti e della forte svalutazione del Dollaro USA, la crescita risulta limitata al 6,6%.

La crescita di SKYY continua a essere supportata sia dal *trend* positivo nel mercato statunitense che dallo sviluppo delle esportazioni: con riferimento a queste ultime, oltre al buon risultato dei tre mercati principali, ovvero Italia, Germania e Canada, nel periodo in oggetto si rileva un'interessante espansione in Cina, dove da pochi mesi è operativa Campari (Beijing) Trading Company, la nuova società commerciale interamente controllata dal Gruppo.

Le vendite di **CampariSoda**, quasi totalmente concentrate sul mercato italiano, sono state esattamente in linea con quelle dello scorso anno.

Nel periodo gennaio - settembre 2007, **Aperol** ha incrementato le vendite del 19,6%.

Il *trend* di crescita di questo *brand* continua a essere straordinario e sostenuto da una regolare crescita a due cifre sul mercato italiano, che rappresenta ancora quasi il 90% delle vendite della marca.

Oltre a ciò, Aperol comincia a beneficiare anche dell'eccellente progressione delle vendite in alcuni mercati europei, tra cui Germania e Austria, che mostrano una forte e reale crescita dei consumi finali della marca.

Anche per **Aperol Soda** il periodo è stato positivo con un incremento delle vendite, interamente concentrate sul mercato italiano, del 7,0%.

Le vendite dei ***brand*** **brasiliani** hanno registrato una crescita del 8,7% a cambi costanti (9,7% a cambi correnti, grazie alla leggera rivalutazione del Real brasiliano).

Il risultato del periodo è stato positivo sia per l'*aguardiente* Dreher che per gli *admix whisky* e in particolare per Drury's.

La crescita organica delle vendite di **Glen Grant** e **Old Smuggler** è stata decisamente positiva e complessivamente pari al 29,3%; è peraltro opportuno ricordare che una parte significativa dei volumi venduti si concentra nell'ultimo trimestre dell'anno.

Le vendite di **Ouzo 12** registrano una crescita del 8,3% (7,9% a cambi correnti), confermando l'andamento positivo della marca nel mercato tedesco ed evidenziando una positiva inversione di tendenza sul mercato domestico (Grecia).

Le vendite di **Cynar** hanno registrato una crescita del 4,4% a cambi costanti e del 3,9% a cambi correnti. Il ritardo delle vendite rilevato in Italia e in Brasile è stato infatti più che compensato da una buona *performance* in Svizzera e nel canale *duty free*.

Le vendite di **Campari Mixx**, quasi interamente distribuito sul mercato italiano, dopo un lungo periodo di flessione, tornano a evidenziare una variazione di vendita di segno positivo (+1,8%).

Nell'ambito della categoria dei *ready to drink*, terminata la fase di forte declino dei volumi che ha caratterizzato gli ultimi anni, si prospetta per questo *brand* un'interessante nicchia di mercato, ridimensionata nei volumi ma profittevole.

Tra gli altri marchi di *spirit* del Gruppo, le vendite dei primi nove mesi dell'anno sono state in crescita per il mirto **Zedda Piras** (4,3%) e in contrazione per Biancosarti.

Per quanto concerne invece i principali ***brand* di terzi** distribuiti, le vendite della prima parte del 2007 evidenziano in generale risultati positivi, con la sola eccezione degli *Scotch whisky*.

In particolare si rilevano:

- una buona *performance* per Jack Daniel's (9,2%), distribuito essenzialmente sul mercato italiano;
- una crescita del 5,9% per Jägermeister, sempre sul mercato italiano;
- una crescita del 6,3% in valuta locale per *tequila* 1800 sul mercato statunitense (–1,6% a cambi correnti);
- una crescita delle vendite per i *brand* di C&C, distribuiti principalmente negli Stati Uniti: +5,4% a cambi costanti, ma -2,0% a cambi correnti;
- una crescita del 3,2% per i *brand* Suntory, prevalentemente venduti negli Stati Uniti (–4,0% a cambi correnti);
- una contrazione del 20,8% a cambi costanti per gli *Scotch whisky* (–26,1% a cambi correnti), determinata principalmente da Cutty Sark negli Stati Uniti (oggetto di un riposizionamento di prezzo), ma anche dal *trend* negativo degli *Scotch whisky* distribuiti sul mercato italiano.

Wine

L'avvio del 2007 è stato estremamente positivo per gli *wine*: le vendite dei primi nove mesi sono state pari a € 92,3 milioni, in crescita del 15,1% rispetto al corrispondente periodo dello scorso anno.

Nel periodo non vi è stata alcuna variazione di perimetro e i tassi di cambio hanno avuto un impatto negativo limitato a 0,4%: conseguentemente la crescita organica è stata pari al 15,5%.

La forte crescita del *brand* Cinzano è stata determinante per il conseguimento dell'ottima *performance* globale del segmento *wine*.

Le vendite del *vermouth* Cinzano hanno registrato infatti una crescita del 18,8,% rispetto allo scorso anno (18,2% a cambi correnti).

L'ampliamento della distribuzione a nuovi mercati e gli importanti investimenti promozionali e pubblicitari sostenuti negli anni precedenti, nei mercati a maggiore potenzialità, stanno portando i risultati attesi e i consumi della marca sono in costante crescita.

Il mercato principale per questo *brand* è la Russia, che nel periodo ha realizzato un incremento estremamente significativo, in parte correlato a un certo ritardo nelle consegne dell'inizio dello scorso anno a seguito dei cambiamenti legislativi intervenuti.

Gli altri mercati che nel periodo hanno conseguito *performance* molto buone sono stati l'Italia, la Spagna, la Repubblica Ceca e il canale *duty free*.

Anche per gli **spumanti Cinzano**, le vendite dei primi nove mesi dell'anno hanno evidenziato una solida crescita a due cifre, 20,2% a cambi costanti e 19,6% a cambi correnti.

Germania e Italia, i due mercati che complessivamente rappresentano circa il 70% delle vendite di questo *brand*, hanno avuto un andamento estremamente positivo.

In Germania il riposizionamento delle marca sta dando ottimi risultati e la crescita a due cifre è stata realizzata in un periodo comunque molto importante per le vendite della categoria spumanti.

In Italia, il tasso di crescita realizzato nei primi nove mesi è stato ancora più elevato che in Germania ma, in questo caso, la significatività del risultato conseguito è più limitata, in quanto l'ultimo trimestre dell'anno è il periodo di maggior stagionalità delle vendite di spumanti.

I vini **Sella & Mosca** hanno conseguito una crescita del 5,8%, determinata da un risultato positivo conseguito sul mercato italiano e da un forte sviluppo delle esportazioni, soprattutto in Germania e Stati Uniti.

L'andamento delle vendite è stato positivo anche per i marchi **Riccadonna**, **Mondoro** e **Cantina Serafino**, che hanno ottenuto ottime *performance* nei loro mercati principali, ovvero, rispettivamente Australia, Russia e Italia.

I vini **Teruzzi & Puthod**, per i quali è tuttora in corso la riorganizzazione dell'assetto distributivo nei mercati internazionali, hanno chiuso invece il periodo con vendite in contrazione rispetto allo scorso anno.

Soft drink

Nei primi nove mesi del 2007 i *soft drink* hanno realizzato vendite per € 83,3 milioni, in crescita del 5,0% a perimetro costante, ma in contrazione complessivamente del 20,9%, a causa del forte effetto perimetro negativo correlato all'interruzione della distribuzione del marchio di terzi Lipton Ice Tea.

L'andamento delle vendite è stato positivo per tutti i marchi di quest'area di *business*, ma il risultato più importante è indubbiamente quello di **Crodino**, in crescita del 7,8%; le vendite dell'aperitivo analcolico sono quasi totalmente concentrate in Italia, dove la marca continua a evidenziare un'interessante crescita dei consumi.

La linea **Lemonsoda, Oransoda e Pelmosoda** ha incrementato le vendite del 5,1%, beneficiando anche di condizioni climatiche migliori dello scorso anno; tale fattore ha contribuito anche alla crescita delle vendite delle acque minerali e degli altri *soft drink*.

Altre vendite

Nel primo semestre del 2007 le altre vendite sono state pari a € 12,3 milioni e sono incrementate complessivamente del 38,8%.

La crescita delle vendite di quest'area complementare alle altre, che include i ricavi derivanti dalla vendita a terzi di materie prime e semilavorati e dalle attività di *co-packing*, è interamente attribuibile alle vendite del distillato di malto prodotto e venduto da Glen Grant Distillery Company Ltd. al gruppo Pernod Ricard, in base agli accordi stipulati al momento dell'acquisizione di Glen Grant.

Tale crescita è considerata in parte crescita organica (25,9%) e in parte esterna (12,9%), in quanto le vendite dello scorso anno erano iniziate solo dopo il 15 marzo (data del *closing* dell'acquisizione Glen Grant).

ANDAMENTO DELLE VENDITE DEL TERZO TRIMESTRE 2007

Le vendite del terzo trimestre 2007 sono state pari a € 204,0 milioni, in flessione del 2,4% rispetto al 2006 a causa del forte effetto perimetro negativo (-3,9%) e dello sfavorevole effetto cambio (-1,8%).

L'andamento complessivo delle vendite del periodo luglio-settembre, è stato infatti fortemente condizionato sia dall'interruzione della distribuzione del marchio di terzi Lipton Ice Tea, le cui vendite in questo periodo del 2006 erano state particolarmente elevate (€ 9,0 milioni) sia dalla svalutazione del Dollaro USA.

La crescita organica del *business* è stata per contro positiva e pari al 3,4%.

	€ milioni	in % sul terzo trimestre 2006
– vendite nette del terzo trimestre 2007	204,0	
– vendite nette del terzo trimestre 2006	209,0	
variazione totale	**–5,0**	**–2,4%**
di cui:		
crescita organica	7,0	3,4%
variazioni di perimetro	–8,3	–3,9%
variazioni di cambio	–3,8	–1,8%
variazione totale	**–5,0**	**–2,4%**

L'atteso rallentamento della crescita organica del terzo trimestre del 2007 (+3,4%) rispetto al dato del primo semestre dell'anno (+10,7%) è imputabile al fatto che, nel 2006, le vendite del terzo trimestre dell'anno erano state particolarmente elevate, peraltro a fronte di vendite del primo semestre relativamente modeste.

Pertanto, seppure con una diversa dinamica di crescita all'interno dei primi nove mesi, a settembre 2007 la crescita organica del *business* evidenzia un *trend* (+8,2%) decisamente superiore a quello del settembre 2006 (+4,2%).

Evoluzione della crescita organica delle vendite	primo semestre	terzo trimestre	totale periodo gennaio-settembre
variazione 2007/2006	10,7%	3,4%	8,2%
variazione 2006/2005	2,5%	7,6%	4,2%

Vendite per area geografica

Al lordo dei citati effetti negativi, relativi alla variazione di perimetro e ai cambi, le vendite del terzo trimestre mostrano in tutte le aree geografiche una variazione di segno positivo per la crescita organica.

	terzo trimestre 2007		terzo trimestre 2006		variazione %
	€ milioni	%	€ milioni	%	2007/2006
Italia	75,2	36,8%	83,6	40,0%	–10,1%
Europa	48,7	23,9%	48,1	23,0%	1,2%
Americhe	65,9	32,3%	65,2	31,2%	1,0%
Resto del mondo e *duty free*	14,3	7,0%	12,1	5,8%	18,1%
Totale	**204,0**	**100,0%**	**209,0**	**100,0%**	**–2,4%**

Analisi della variazione %	variazione in % totale terzo trimestre	crescita organica	variazione perimetro	effetto cambio
Italia	–10,1%	0,7%	–10,7%	0,0%
Europa	1,2%	1,5%	0,0%	–0,3%
Americhe	1,0%	5,1%	1,1%	–5,2%
Resto del mondo e *duty free*	18,1%	20,0%	0,0%	–1,9%
Totale	**–2,4%**	**3,4%**	**–3,9%**	**–1,8%**

In Italia, il forte impatto conseguente all'interruzione della distribuzione del marchio di terzi Lipton Ice Tea, porta a una variazione complessiva delle vendite negativa, pari a −10,1%.

Anche escludendo tale effetto, la crescita organica è stata tuttavia modesta (0,7%), in quanto il risultato positivo conseguito da alcuni *brand*, tra cui Campari, Aperol e Crodino, è stato bilanciato dalla contrazione di altri, quali CampariSoda, il *vermouth* Cinzano e il *brand* di terzi Jack Daniel's.

In Europa, la crescita complessiva delle vendite è stata pari al 1,2% (1,5% se si esclude il lieve effetto cambio sfavorevole).

In questo caso, la crescita è stata contenuta in quanto la positiva evoluzione della quasi totalità dei mercati è stata bilanciata del rallentamento delle vendite in Germania e Austria.

Il mercato tedesco nel terzo trimestre ha scontato gli effetti di breve periodo conseguenti al forte aumento prezzo realizzato su Campari nel mese di luglio; in Austria, dove dal 1 agosto è operativa Campari Austria GmbH, la nuova società commerciale del Gruppo, il rallentamento è imputabile esclusivamente a situazioni di elevati *stock* di prodotto presenti sul mercato all'inizio del trimestre.

Nell'area Americhe la *performance* complessiva (+1,0%), che sconta il pesante effetto cambio negativo (−5,2%) causato dalla svalutazione del Dollaro USA, è stata determinata da una buona crescita organica delle vendite (+5,1%) nonché dalla crescita esterna relativa all'avvio della distribuzione di X-Rated Fusion Liqueur negli Stati Uniti (+1,1%).

L'area Resto del mondo e *duty free*, nel terzo trimestre dell'anno ha realizzato una robusta crescita complessiva del 18,1% (+20,0% a cambi costanti).

Vendite per area di business

La crescita organica delle vendite, nel terzo trimestre dell'anno, è stata determinata dal buon risultato degli *wine* (+8,9%), dall'andamento positivo dei *soft drink* (+4,5%) e da un modesto incremento degli *spirit* (+1,2%).

	terzo trimestre 2007		terzo trimestre 2006		variazione %
	€ milioni	%	€ milioni	%	2007/2006
Spirit	138.1	67,7%	139.3	66.7%	−0.9%
Wine	35,4	17,4%	32,6	15,6%	8,5%
Soft drink	25,8	12,7%	33,3	15,9%	−22,5%
Altre vendite	4,7	2,3%	3,7	1,8%	27,2%
Totale	**204,0**	**100,1%**	**209,0**	**100,0%**	**−2,4%**

Analisi della variazione %	totale variazione % terzo trimestre	crescita organica	variazione perimetro	effetto cambio
Spirit	−0,9%	1,2%	0,5%	−2,6%
Wine	8,5%	8,9%	0.0%	−0,4%
Soft drink	−22,5%	4,5%	−26,9%	0,0%
Altre vendite	27,2%	27,7%	0,0%	−0,5%
Totale	**−2,4%**	**3,4%**	**−3,9%**	**−1,8%**

Complessivamente, il segmento *spirit* ha chiuso il trimestre con una leggera variazione negativa (−0,9%), in quanto l'effetto cambio sfavorevole (−2,6%) è stato superiore alla crescita organica e a quella esterna (rispettivamente, +1,2% e +0,5%).

Tra i *brand* più importanti, nel trimestre si conferma la tendenza positiva di SKYY Vodka e Aperol, entrambi con un tasso di crescita a doppia cifra; si evidenziano inoltre l'ottima *performance* di Ouzo12 e il buon risultato conseguito dai *brand* brasiliani e da Cynar.

Sono invece risultate in contrazione, rispetto al trimestre dello scorso anno, le vendite di Campari, CampariSoda e Glen Grant.

Per gli *wine*, la crescita delle vendite del trimestre, pari a 8,9% a cambi costanti ed a 8,5% a cambi correnti, è stata determinata principalmente dal buon risultato degli spumanti Cinzano e Riccadonna nonché dei vini Sella & Mosca, mentre il *vermouth* Cinzano, che nei primi nove mesi dell'anno evidenzia un *trend* di crescita organica del 18,2% rispetto al 2006, ha chiuso il trimestre in flessione.

Per i *soft drink*, il saldo netto delle vendite del trimestre evidenzia una contrazione del 22,5%, solo per effetto del venir meno di Lipton Ice Tea; la crescita organica del segmento è stata per contro del 4,5%, determinata dal buon risultato di Crodino.

Per il segmento complementare e marginale delle altre vendite, il trimestre mostra una crescita del 27,2%, attribuibile al distillato di malto prodotto e venduto a terzi da Glen Grant Distillery Company Ltd.

SITUAZIONE ECONOMICA E FINANZIARIA

Criteri di redazione

La relazione trimestrale al 30 settembre 2007 è stata redatta in conformità agli International Financial Reporting Standards ("IFRS"), emessi dall'International Accounting Standard Board ("IASB") e omologati dell'Unione Europea, includendo tra questi anche tutti i principi contabili internazionali rivisti ("IAS") e tutte le interpretazioni dell'International Financial Reporting Interpretation Committee ("IFRIC"), precedentemente denominate Standing Interpretations Commitee ("SIC").

Il Gruppo Campari ha adottato gli IFRS a partire dal 1 gennaio 2005, a seguito dell'entrata in vigore del Regolamento Europeo 1606 del 19 luglio 2002.

La Relazione trimestrale e i prospetti contabili consolidati al 30 settembre 2007 sono stati redatti in osservanza a quanto previsto dal Regolamento Emittenti 11971/1999 e successive modifiche.

In particolare, così come previsto dall'articolo 82 - Relazione trimestrale, la presente Relazione, non soggetta a revisione contabile, è stata redatta secondo quanto indicato nell'Allegato 3D.

La Relazione trimestrale al 30 settembre 2007 è stata autorizzata alla pubblicazione con delibera del competente organo amministrativo il 8 novembre 2007.

Area di consolidamento

La situazione trimestrale consolidata comprende le situazioni economico-patrimoniali predisposte dalla Capogruppo e dalle società controllate, italiane ed estere al 30 settembre 2007 e redatte secondo i Principi Contabili Internazionali.

Le società sottoposte a controllo congiunto o sulle quali viene esercitata un'influenza notevole sono consolidate con il metodo del patrimonio netto.

Al 30 settembre 2007 non sono intervenute variazioni nel perimetro di consolidamento rispetto alla situazione del 30 giugno 2007.

Campari Austria GmbH, che ha iniziato l'attività operativa il 1 agosto 2007, era infatti già costituita e consolidata al 30 giugno 2007.

Conto economico dei primi nove mesi del 2007

Il conto economico al 30 settembre evidenzia una crescita del risultato operativo e dell'utile del Gruppo prima delle imposte.

	30 settembre 2007		30 settembre 2006		variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	**644,6**	**100,0%**	**626,9**	**100,0%**	**2,8%**
Costo del venduto	(273,7)	-42,5%	(275,7)	-44,0%	-0,7%
Margine lordo	**370,9**	**57,5%**	**351,1**	**56,0%**	**5,6%**
Pubblicità e promozioni	(117,4)	-18,2%	(106,5)	-17,0%	10,2%
Costi di vendita e distribuzione	(76,9)	-11,9%	(73,8)	-11,8%	4,1%
Margine commerciale	**176,7**	**27,4%**	**170,8**	**27,2%**	**3,4%**
Spese generali e amministrative e altri oneri e proventi operativi	(46,6)	-7,2%	(45,6)	-7,3%	2,2%
Risultato della gestione corrente	**130,1**	**20,2%**	**125,2**	**20,0%**	**3,9%**
Altri (oneri) e proventi non ricorrenti	(1,2)	-0,2%	(0,1)	0,0%	
Risultato Operativo	**128,8**	**20,0%**	**125,1**	**20,0%**	**3,0%**
Proventi (oneri) finanziari netti	(13,5)	-2,1%	(8,2)	-1,3%	63,5%
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	0,1	0,0%	(0,4)	-0,1%	
Utile prima delle imposte e degli interessi di minoranza	**115,5**	**17,9%**	**116,5**	**18,6%**	**-0,9%**
Interessi di minoranza	(0,0)	0,0%	(2,8)	-0,4%	-98,6%
Utile del Gruppo prima delle imposte	**115,5**	**17,9%**	**113,7**	**18,1%**	**1,5%**
Totale ammortamenti	(14,6)	-2,3%	(14,0)	-2,2%	3,7%
EBITDA	**143,4**	**22,2%**	**139,1**	**22,2%**	**3,1%**
EBITDA prima di altri oneri e proventi non ricorrenti	**144,6**	**22,4%**	**139,2**	**22,2%**	**3,9%**

Le **vendite nette** del periodo sono state pari a € 644,6 milioni e, come precedentemente analizzato, l'incremento complessivo del 2,8% è stato determinato da una solida crescita organica del 8,2%, controbilanciata da variazioni negative di perimetro di consolidamento e di cambio, che hanno avuto un impatto, rispettivamente, del 3,3% e del 2,1%.

Il **costo del venduto** ha evidenziato un positivo e rilevante contenimento di 1,5 punti percentuali in termini di incidenza sulle vendite, passata dal 44,0% dello scorso anno al 42,5% dei primi nove mesi del 2007.

Al conseguimento di questo risultato positivo, ha contribuito significativamente un diverso *mix* delle vendite nei due periodi posti a confronto e, in particolare, la variazione di perimetro conseguente all'interruzione a fine 2006 della distribuzione di Lipton Ice Tea, *brand* che aveva un'incidenza del costo del venduto più elevata rispetto a quella media del *business* del Gruppo.

Se si analizza il conto economico *pro-forma* dei primi nove mesi del 2006, che esclude tutti i valori di ricavi e costi relativi a Lipton Ice Tea, il costo del venduto del periodo evidenzia un'incidenza sulle vendite pari a 41,9%, inferiore di 0,6 punti percentuali rispetto al dato 2007 (42,5%), per via del significativo aumento del costo di alcune materie prime (tra cui, in particolare, vetro e alcool).

Con riferimento invece agli effetti economici relativi all'annunciata riorganizzazione industriale, si rammenta che nel 2007 essa avrà un impatto sui costi relativamente contenuto e comunque limitato all'ultimo trimestre dell'anno, in quanto l'attività dello stabilimento di Sulmona è cessata il 30 settembre 2007.

I costi per pubblicità e promozioni sono stati pari al 18,2% delle vendite, con un'incidenza di 1,2 punti percentuali superiore a quella dello scorso anno (17,0%).

Tale variazione è dovuta in parte al sopra citato "effetto perimetro Lipton Ice Tea", che vale 0,7 punti percentuali e, in parte, a una maggiore pressione degli investimenti pubblicitari sui *brand* del Gruppo, per 0,5 punti percentuali.

Nel 2006, infatti, il pur elevato investimento promozionale destinato a Lipton Ice Tea, era quasi interamente compensato dai contributi ricevuti dal proprietario della marca (il Gruppo Unilever); conseguentemente, l'impatto netto di detti costi sul conto economico del Gruppo era minimo, diluendo pertanto l'incidenza complessiva dei costi per pubblicità e promozioni sulle vendite.

Più in dettaglio, nei primi nove mesi del 2006 l'incidenza di detti costi è stata del 17,0%, rispetto ad un dato *pro-forma* (senza Lipton Ice Tea) del 17,7%; mentre il consuntivo dell'intero anno 2006 è stato del 17,5%, rispetto al dato *pro-forma* di 18,1%.

I costi di **vendita e distribuzione** hanno mantenuto sostanzialmente invariata la loro incidenza percentuale sulle vendite, passata dal 11,8% dello scorso anno al 11,9%.

È opportuno ricordare che nel 2006 è iniziato, ed è tuttora in corso, un rafforzamento generale delle strutture di vendita e di *marketing* nei principali mercati internazionali e, in particolare, negli Stati Uniti.

Il **margine commerciale** dei primi nove mesi del 2007 è stato pari a € 176,7 milioni, con una crescita del 3,4% rispetto al corrispondente periodo dello scorso anno, attribuibile:

- per il 4,9% alla crescita organica;
- per il 0,8% alla crescita esterna;
- per il –2,2% al negativo effetto cambio.

È opportuno sottolineare che la variazione di perimetro ha avuto impatti significativamente diversi sulle vendite e sulla redditività.

Infatti, l'effetto netto della variazione di perimetro sulle vendite è stato pesantemente negativo, pari al -3,3%, in quanto l'impatto sfavorevole di Lipton Ice Tea è stato superiore all'apporto di Glen Grant, Old Smuggler, X-Rated Fusion Liqueur e degli altri *brand* di terzi che hanno generato crescita esterna.

A livello di redditività, al contrario, i nuovi *brand* compensano la redditività persa con la cessata distribuzione di Lipton Ice Tea (prodotto a bassa marginalità) e, pertanto, l'effetto netto della variazione di perimetro sul margine commerciale del Gruppo è positivo, e pari a 0,8%.

La voce **spese generali e amministrative** e **altri oneri e proventi operativi** evidenzia nel periodo un incremento del 2,2% rispetto allo scorso anno.

Il **risultato della gestione corrente** è stato di € 130,1 milioni, in crescita del 3,9% rispetto al corrispondente semestre dello scorso anno.

La voce **proventi e oneri non ricorrenti** presenta, come saldo netto, un onere di € 1,2 milioni, che si confronta con un onere di € 0,1 milioni dello scorso anno.

Nel 2007 la voce include, tra i costi, oneri correlati al personale, sopravvenienze passive straordinarie relative a esercizi precedenti e accantonamenti per rischi diversi; tra i proventi, una plusvalenza realizzata in relazione alla vendita di immobili in Brasile e sopravvenienze attive straordinarie correlate ad accantonamenti fatti negli esercizi precedenti.

Il **risultato operativo** del periodo, pari a € 128,8 milioni, evidenzia una crescita del 3,0% rispetto ai primi nove mesi dello scorso anno e una redditività sulle vendite del 20,0%.

Gli **ammortamenti** complessivi del periodo, materiali e immateriali, sono stati pari a € 14,6 milioni, in aumento del 3,7% rispetto allo scorso anno, in cui erano stati pari a € 14,0 milioni.

Conseguentemente, l'**EBITDA prima di proventi e oneri non ricorrenti** è stato pari a € 144,6 milioni, in crescita del 3,9%, e l'**EBITDA** è stato pari a € 143,4 milioni, in crescita del 3,1%.

La voce del conto economico **proventi e oneri finanziari netti** evidenzia come saldo, nei primi nove mesi del 2007, oneri per € 13,5 milioni, in aumento rispetto a € 8,2 milioni dello scorso anno. In entrambi i periodi la voce include anche una componente positiva di differenze sui cambi realizzate, pari a € 0,4 milioni; gli interessi finanziari netti sono stati pertanto pari a € 13,9 milioni, rispetto a € 8,6 milioni dello scorso anno.

L'incremento è stato determinato principalmente dalla crescita dei tassi di interesse ma anche dal maggior indebitamento medio dei primi nove mesi del 2007, correlato alle acquisizioni di Glen Grant, della quota di terzi in Skyy Spirits, LLC e, più recentemente, dei *brand* X-Rated.

Si deve per contro considerare che, la svalutazione del Dollaro USA nei confronti dell'Euro ha consentito di attutire parzialmente tali effetti negativi, comprimendo gli oneri finanziari relativi alla parte di indebitamento contratta nella valuta statunitense.

La quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto** evidenzia un saldo positivo di € 0,1 milioni, che si confronta con una perdita di € 0,4 milioni, rilevata lo scorso anno.

Si rammenta che le entità consolidate con il metodo del patrimonio netto sono quattro società commerciali che distribuiscono i prodotti del Gruppo e di altri soci in importanti mercati europei: Belgio, Olanda, Regno Unito e Spagna.

L'utile prima delle imposte e degli interessi di minoranza del periodo è stato pari a € 115,5 milioni, in flessione del 0,9% rispetto a quello dello scorso anno.

In seguito all'acquisto della partecipazione di terzi residua in Skyy Spirits, LLC, avvenuto alla fine del 2006, la **quota di utile di competenza di terzi** nel conto economico del Gruppo è diventata assolutamente marginale: nei primi nove mesi dell'anno non raggiunge € 0,1 milioni mentre era pari a € 2,8 milioni nello stesso periodo dello scorso anno.

Conseguentemente, l'**utile del Gruppo prima delle imposte** del periodo gennaio - settembre 2007, beneficia del consolidamento del 100% dell'utile di Skyy Spirits, LLC, e si attesta a € 115,5 milioni, in crescita del 1,5% rispetto a quello dello stesso periodo dello scorso anno.

Conto economico del terzo trimestre del 2007

	Terzo trimestre 2007		Terzo trimestre 2006		variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	**204,0**	**100,0%**	**209,0**	**100,0%**	**-2,4%**
Costo del venduto	(88,7)	-43,5%	(94,2)	-45,0%	-5,8%
Margine lordo	**115,3**	**56,5%**	**114,9**	**55,0%**	**0,4%**
Pubblicità e promozioni	(37,5)	-18,4%	(35,6)	-17,0%	5,5%
Costi di vendita e distribuzione	(24,8)	-12,2%	(23,8)	-11,4%	4,1%
Margine commerciale	**53,0**	**26,0%**	**55,4**	**26,5%**	**-4,5%**
Spese generali e amministrative e altri oneri e proventi operativi	(15.6)	-7,6%	(16,2)	-7,8%	-3,7%
Risultato della gestione corrente	**37,3**	**18,3%**	**39,2**	**18,8%**	**-4,8%**
Altri (oneri) e proventi non ricorrenti	0,4	0,2%	0,0	0,0%	
Risultato Operativo	**37,7**	**18,5%**	**39,2**	**18,8%**	**-3,8%**
Proventi (oneri) finanziari netti	(4,9)	-2,4%	(2,7)	-1,3%	79,1%
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	0,0	0,0%	(0,2)	-0,1%	-109,3%
Utile prima delle imposte e degli interessi di minoranza	**32,8**	**16,1%**	**36,1**	**17,3%**	**-9,1%**
Interessi di minoranza	0,0	0,0%	(0.4)	-0,2%	-102,3%
Utile del Gruppo prima delle imposte	**32,9**	**16,1%**	**35,7**	**17,1%**	**-7,9%**
Totale ammortamenti	(4,9)	-2,4%	(4,7)	-2,2%	3,5%
EBITDA	**42,6**	**20,9%**	**43,9**	**21,0%**	**-3,0%**
EBITDA prima di altri oneri e proventi non ricorrenti	**42,2**	**20,7%**	**43,9**	**21,0%**	**-3,9%**

Il conto economico relativo al solo terzo trimestre dell'anno, evidenzia una leggera contrazione delle vendite e della redditività, rispetto al corrispondente trimestre del 2006.

Come precedentemente analizzato nel commento relativo alle vendite del trimestre, nel corso del 2007 la dinamica della crescita organica del *business* del Gruppo è stata differente rispetto a quella dell'anno precedente; nel 2007 è stata infatti molto più sostenuta nel primo semestre e più contenuta nel terzo trimestre, mentre nel 2006 esattamente l'opposto.

I risultati del terzo trimestre 2007, conseguentemente, risentono di questo confronto sfavorevole con un terzo trimestre 2006 che era stato particolarmente brillante.

Oltre a ciò, i risultati complessivi di questo periodo intermedio recepiscono, oltre a un impatto dei cambi sfavorevole, un effetto negativo delle variazioni di perimetro più significativo di quello rilevato nel primo semestre.

Il **margine commerciale** del trimestre è stato pari a € 53,0 milioni, in contrazione del 4,5% rispetto allo scorso anno; l'effetto cambio ha avuto un impatto negativo del 2,3% e le variazioni di perimetro un effetto negativo quantificabile nel 0,7%: la variazione organica del margine commerciale è stata pertanto del -1,5%.

Relativamente alla variazione di perimetro e in particolare all'interruzione della distribuzione di Lipton Ice Tea, è opportuno ricordare che il terzo trimestre dell'anno era molto importante per le vendite di questo *brand*, e comunque quello in cui conseguiva la più elevata profittabilità.

Per quanto concerne la parte organica del *business*, è invece opportuno sottolineare che, sul risultato del periodo, impatta significativamente un incremento degli investimenti promozionali e pubblicitari più che proporzionale rispetto allo sviluppo delle vendite.

Nel terzo trimestre 2007 la loro incidenza sulle vendite nette è infatti pari a 18,4% rispetto al 17,0% del terzo trimestre 2006 (17,5% il dato *pro-forma* che sterilizza l'effetto diluitivo di Lipton Ice Tea), evidenziando pertanto un incremento sul dato omogeneo di 0,9 punti percentuali.

Per quanto concerne le altre voci più significative del conto economico, nel trimestre c'è stato un contenimento delle spese generali e amministrative (–3,7%).

Il **risultato operativo** è stato pari a € 37,7 milioni, in contrazione del 3,8% rispetto allo scorso anno ma, a cambi e perimetro omogenei, evidenzia una crescita del 0,2%.

Analogamente l'**EBITDA**, in contrazione del 3,0% rispetto al terzo trimestre del 2006, al netto degli effetti negativi dei cambi e della variazione di perimetro, risulta in crescita del 0,9%.

Tra i due trimestri posti a confronto, si evidenzia un significativo incremento degli **oneri finanziari**, che nel 2007 sono pari a € 4,9 milioni (in crescita di € 2,2 milioni rispetto al 2006) e che impattano significativamente sul risultato finale.

L'utile del Gruppo prima delle imposte è stato di € 32,9 milioni, in contrazione del 7,9% rispetto a quello del terzo trimestre del 2006.

Posizione finanziaria netta

Nella tabella seguente viene esposta la posizione finanziaria netta del Gruppo al 30 settembre 2007, posta a confronto con quella al 30 giugno 2007 e al 31 dicembre 2006.

	30 settembre 2007 € milioni	30 giugno 2007 € milioni	31 dicembre 2006 € milioni
Cassa, banche e titoli	171,7	187,7	240,3
Debiti verso banche	(70,2)	(113,0)	(209,3)
Debiti per *leasing* immobiliare	(3,2)	(3,1)	(3,1)
Private placement e prestito obbligazionario	(12,1)	(17,8)	(17,7)
Altri debiti finanziari	(13,6)	–	0,3
Posizione finanziaria netta a breve termine	**72,6**	**53,8**	**10,4**
Debiti verso banche	(1,2)	(1,1)	(1,2)
Debiti per *leasing* immobiliare	(13,7)	(14,4)	(16,0)
Private placement e prestito obbligazionario	(349,2)	(364,2)	(370,6)
Altri debiti finanziari	(2,0)	(2,1)	(2,2)
Posizione finanziaria netta a medio-lungo termine	**(366,0)**	**(381,8)**	**(390,0)**
Posizione finanziaria netta	**(293,3)**	**(328,0)**	**(379,5)**

La posizione finanziaria al 30 settembre 2007 evidenzia un indebitamento netto di € 293,3 milioni, in diminuzione di 34,7 milioni rispetto alla fine del trimestre precedente e di € 86,2 milioni rispetto al 31 dicembre 2006.

Questo miglioramento risulta determinato essenzialmente dal buon *free cash flow* generato nei primi nove mesi dell'anno che ha più che compensato gli investimenti del periodo (€ 16,3 milioni), la distribuzione del dividendo agli azionisti della Capogruppo (€ 29,0 milioni) nonché l'acquisizione X-Rated (US$ 40,0 milioni).

I tassi di cambio hanno contribuito positivamente alla riduzione dell'indebitamento al 30 settembre 2007.

Infatti la svalutazione del Dollaro USA, che a fine settembre è stata del 7,7% rispetto al cambio del 31 dicembre 2006, ha comportato una riduzione di € 9,3 milioni del valore espresso in Euro del debito denominato in Dollari USA.

Inoltre, seppure in misura minore (€ 2,4 milioni), anche la rivalutazione del Real brasiliano del 7,0%, ha avuto un impatto positivo sulla riduzione dell'indebitamento netto complessivo in quanto, la conversione in Euro ha incrementato il valore della liquidità della controllata brasiliana.

Capitale circolante netto

La tabella mostra la sintesi di alcune informazioni dello stato patrimoniale al 30 settembre 2007 (confrontate con il 31 dicembre 2006 e il 30 settembre 2006), relative alla struttura e alla variazione del capitale circolante operativo (che non considera le variazioni di debiti e crediti fiscali).

	30 settembre 2007 € milioni	31 dicembre 2006 € milioni	variazione € milioni	30 settembre 2006 € milioni
Crediti verso clienti	169,3	257,1	–87,8	176,8
Rimanenze	211,4	169,9	41,5	212,5
Debiti verso fornitori	–154,8	–161,9	7,1	–142,5
Capitale circolante netto	**225,8**	**265,1**	**–39,2**	**246,9**

Con riferimento alla variazione intercorsa rispetto al 31 dicembre 2006, si evidenzia una positiva riduzione del capitale circolante netto pari a € 39,2 milioni, determinata essenzialmente dalla forte riduzione dei crediti commerciali che compensa ampiamente l'incremento delle rimanenze.

Entrambe queste variazioni sono fortemente correlate alla stagionalità del *business* del Gruppo che, nel mese di settembre, beneficia di un picco di incasso dei crediti commerciali relativi alla stagione estiva ma, contestualmente, vede crescere il livello delle scorte in vista della forte attività commerciale dell'ultimo trimestre dell'anno.

La *performance* di contenimento del capitale circolante netto è comunque avvalorata dal fatto che al 30 settembre 2007, anche in relazione al valore omogeneo del 30 settembre 2006, si evidenzia una riduzione di € 21,1 milioni.

Per quanto concerne l'impatto dei cambi su tali variazioni, si segnala che, rispetto al dicembre 2006, la riduzione di valore dovuta alla svalutazione è assolutamente marginale (€ 1,3 milioni) in quanto gli andamenti opposti di Dollaro USA e di Real brasiliano si bilanciano.

Diversamente, la riduzione di capitale circolante netto rispetto a quella rilevata al 30 settembre 2006, beneficia anche di un effetto cambio pari a € 7,5 milioni.

Di seguito, si espongono i valori relativi all'incidenza del capitale circolante netto sulle vendite, riferite ai 12 mesi mobili precedenti, per le tre date poste a confronto e si evidenzia la positiva riduzione di tale incidenza al 30 settembre 2007.

	30 settembre 2007 € milioni	31 dicembre 2006 € milioni	30 settembre 2006 € milioni
Capitale circolante netto	**225,8**	**265,1**	**246,9**
Vendite 12 mesi mobili	950,1	932,4	893,5
Incidenza capitale circolante su vendite 12 mesi mobili (%)	**23,8%**	**28,4%**	**27,6%**

EVENTI SUCCESSIVI AL 30 SETTEMBRE 2007

Successivamente al 30 settembre non sono intervenuti eventi significativi.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

I risultati al 30 settembre 2007 evidenziano andamenti delle vendite e della redditività organica del Gruppo indubbiamente buoni e ciò, nonostante il fatto che nel terzo trimestre dell'anno si sia concretizzato l'atteso rallentamento della crescita rispetto a quella del primo semestre dell'anno, particolarmente brillante.

Le prospettive per l'ultimo trimestre sono complessivamente buone, in quanto supportate da un incoraggiante andamento dei consumi nei mercati principali e da un buon momento per tutti i *brand* importanti del Gruppo.

Tale circostanza dovrebbe consentire di chiudere l'anno con una crescita organica, delle vendite e dei risultati, in linea con le attese.

Milano, 8 novembre 2007

Il Presidente del Consiglio di Amministrazione
Luca Garavoglia

Il dirigente preposto alla redazione dei documenti contabili e societari Paolo Marchesini, dichiara ai sensi del comma 2, articolo 154 bis, del Testo Unico della Finanza che l'informativa contabile contenuta nella presente Relazione trimestrale corrisponde alle risultanze documentali, ai libri ed alle scritture contabili.

Chief Financial Officer
Paolo Marchesini


GRUPPO
CAMPARI

Report for the Quarter ending 30 September 2007





REPORT FOR THE QUARTER ENDING
30 SEPTEMBER 2007



CONTENTS



HIGHLIGHTS

	30 September 2007 € million	30 September 2006 € million	% change	% change at constant exchange rates
Net sales	**644.6**	**626.9**	**2.8%**	**5.0%**
Trading profit	176.7	170.8	3.4%	5.7%
EBITDA before one-offs	**144.6**	**139.2**	**3.9%**	**6.3%**
EBITDA	**143.4**	**139.1**	**3.1%**	**5.5%**
EBIT before one-offs	**130.1**	**125.2**	**3.9%**	**6.5%**
EBIT	**128.8**	**125.1**	**3.0%**	**5.6%**
EBIT margin [1]	20.0%	20.0%		
Group profit before tax	**115.5**	**113.7**	**1.5%**	**3.9%**

(1): EBIT / net sales

	30 September 2007 € million	30 June 2007 € million	change € million	31 December 2006 € million	change € million
Net debt	293.3	328.0	(34.7)	379.5	(86.2)



SIGNIFICANT EVENTS IN THE PERIOD

New trading company in China

February 2007 saw the launch of Campari (Beijing) Trading Company, which is 100%-owned by the Campari Group and based in Beijing, China.

The company was set up with the aim of seizing the significant opportunity offered by the Chinese market.

It will comprise two separate units, which will be responsible respectively for distributing the Group's wines and spirits.

New company in Argentina

Following the acquisition of the Old Smuggler brand, concluded on 15 March 2006 following a ruling by the antitrust authority on 12 March 2007, the Campari Group was able to complete the acquisition of the Old Smuggler brand for distribution on the important Argentinian market.

As a result, Campari Argentina S.R.L., a company set up in 2006 and 100%-owned by the Campari Group, became operational.

The company imports malt from Scotland, and co-ordinates the production and sale of Old Smuggler Scotch whisky locally via an external bottling plant and an external distributor.

Ordinary shareholders' meeting of the Parent Company

On 24 April 2007, the shareholders' meeting of Davide Campari-Milano S.p.A. approved the full-year results for the year ending 31 December 2006 and agreed the distribution of a dividend of € 0.10 per share, which was unchanged from last year.

The shareholders' meeting also:

- appointed the Board of Directors for the three-year period 2007-2009, comprising Eugenio Barcellona, Luca Garavoglia, Paolo Marchesini, Marco P. Perelli-Cippo, Stefano Saccardi and Enzo Visone, as well as Enrico Corradi, Cesare Ferrero and Renato Ruggiero who serve as independent directors; Luca Garavoglia was also confirmed as Chairman of the Company;
- appointed the Board of Statutory Auditors, also for 2007-2009, comprising Antonio Ortolani as Chairman, Alberto Lazzarini and Giuseppe Pajardi as Permanent Auditors and Alberto Giarrizzo Garofalo, Gianpaolo Porcu and Paolo Proserpio as Deputy Auditors;
- approved the extension of the audit contract for Reconta Ernst & Young S.p.A. for the three-year period 2007-2009;
- authorised the Board of Directors to purchase and/or sell own shares to be used primarily for stock option plans; authorisation was requested for the purchase and/or sale of own shares not exceeding 10% of share capital including existing own shares.

Merger of Glen Grant S.r.l. into the Davide Campari-Milano S.p.A.

On 8 May 2007, the Board of Directors decided to merge the 100%-owned subsidiary Glen Grant S.r.l., owner of the Glen Grant brand, into the Parent Company, Davide Campari-Milano S.p.A.

The aim was to continue streamlining the Group by reducing the number of companies.

The merger was completed on 19 July 2007, and became effective in respect of third parties from 1 September 2007, and for accounting and tax purposes from 1 January 2007.

Acquisition of Cabo Wabo Tequila

On 7 May 2007 the Campari Group announced that it had signed an agreement to acquire an 80% stake in Cabo Wabo Tequila.

The transaction, due to be completed in January 2008, is worth US$ 80 million (around € 57 million at current exchange rates), equivalent to a multiple of 11.8x projected EBITDA for 2007.

The Campari Group will have the opportunity to acquire the remaining 20% of Cabo Wabo Tequila in two tranches of 15% and 5% through call/put options that can be exercised in 2012 and 2015 respectively.

Cabo Wabo, an important ultra premium tequila brand with a reputation for extremely high quality, has won several prizes.

The product range includes Cabo Wabo Reposado, Cabo Wabo Añejo, Cabo Wabo Blanco and the new ultra luxury brand, Cabo Uno, which is barrel-aged for three years.

With sales of around 70,000 nine-litre cases, primarily in the United States, Cabo Wabo is one of the fastest-growing brands in the US spirits market.

Cabo Wabo is a strategic acquisition for the Campari Group since it will contribute significantly to strengthening its portfolio of ultra premium brands in the US market and to increasing the focus on tequila, thanks to ownership of a brand in one of the categories with the highest market growth rates.

The creator and majority shareholder of Cabo Wabo is rock star Sammy Hagar, a tequila connoisseur, who in recent years has been an ambassador for the Cabo Wabo brand and the creative force behind its success.

Following completion of the transaction, Sammy Hagar and his partner Marco Monroy will continue to own 20% of Cabo Wabo, while Sammy Hagar will remain personally involved in decisions regarding product quality and in promotional activities for the business aimed at increasing brand awareness and sales in the US and the rest of the world.

Management

Following Enzo Visone's decision to resign from his position, the Board of Directors of Davide Campari-Milano S.p.A. appointed Bob Kunze-Concewitz as Chief Executive Officer of the Campari Group.

Robert Kunze-Concewitz was selected internally to provide continuity: he has been part of the Campari Group since 2005, and as Group Marketing Officer he developed and implemented new marketing strategies for the Group's most important brands in all markets.

Before joining Campari, he held positions with growing levels of responsibility at Procter & Gamble, rising to the position of Corporate Marketing Director of the Global Prestige Products Division.

Acquisition of X-Rated

On 1 August 2007 the Campari Group completed the acquisition of X-Rated, which includes the super premium brand X-Rated Fusion Liqueur, the extremely high-quality vodka Jean-Marc XO and the ultra premium vodka X-Rated.

The cost of the transaction, which was announced on 19 July 2007, was US$ 40 million (€ 29 million), equating to a multiple of 9x the expected contribution margin.

In addition, the agreement provides for a price adjustment to be paid over the next three years, based on the increase in volumes over the same period.

X-Rated Fusion Liqueur was launched in the US in 2004 by Jean-Marc Daucourt, the creator of multi-award winning spirits, and Todd Martin, the former Chairman of Allied Domecq North America, who are the main shareholders of X-Rated.

The three brands, which have delivered exponential growth since being launched, are currently distributed in the US by the premium spirits importer Daucourt Martin Imports, LLC.

Thanks to this acquisition, which came shortly after the purchase of Cabo Wabo Tequila, the Campari Group has further enhanced its range of super premium and ultra premium spirits, and has strengthened its position in the US, a key market in the Group's international expansion strategy.

New trading company in Austria

August 2007 saw the launch of a new Vienna-based trading company, Campari Austria GmbH, 100%-owned by the Campari Group.

The new company was created with the aim of protecting the important local market with a direct sales and marketing structure.

Termination of distribution agreement for 1800 Tequila and Gran Centenario

On 11 September 2007, the Campari Group announced that its distribution of the 1800 Tequila and Gran Centenario brands under licence in the US will end on 31 December 2007.

From January 2008, the owner of the two tequila brands, the José Cuervo group, will manage them directly in the US market, via a wholly-owned subsidiary.

Reorganisation of the Group's Italian wine companies

In September 2007, the shareholders' meetings of Teruzzi & Puthod S.r.l., Giannina S.r.l. and Sella & Mosca S.p.A., approved the merger of Teruzzi & Puthod S.r.l. and Giannina S.r.l. into Sella & Mosca S.p.A., effective in respect of third parties on 1 November 2007, and for tax purposes on 1 January 2007.

In addition, as part of the reorganisation of the Group's Italian wine companies, the Group plans to transfer the Enrico Serafino wine business from the Parent Company Davide Campari-Milano S.p.A. to Sella & Mosca S.p.A.; to this end, expert reports as regards the transfer values are still being obtained.

These transactions will strengthen and rationalise the Group's wine business unit, which began operating on 1 January 2007.

Industrial restructuring

As previously announced, on 30 September 2007, the Campari Group ceased production at the Sulmona plant and transferred it to other sites.

The Sulmona factory became part of the Group following the acquisition of Bols in 1995, and has never reached a sustainable level of efficiency, despite investments made and the transfer of production, and despite efforts to find new manufacturing opportunities, including on behalf of third parties.

Following the dramatic decline in the ready-to-drink market and the general downturn in the non-alcoholic fizzy drinks market, capacity utilisation at the Sulmona plant had fallen so low that it could not continue operating.

The Company has a long tradition of working closely with trade unions to minimise the social consequences of its unavoidable financial decisions; with this in mind, and in order to ease the impact of the closure on staff, it has undertaken, in partnership with workers' representatives, to set out a programme of alternative and support measures.

On 27 July 2007, at the ministry of work and social security, the Company and trade unions reached an agreement to implement a temporary unemployment compensation scheme (CIGS) for the workers at the Sulmona plant, in accordance with the laws in force.

The Company also showed its willingness to play a direct and active role in seeking companies operating in the food or other sectors to take over the site.

SALES PERFORMANCE IN THE PERIOD 1 JANUARY - 30 SEPTEMBER 2007

Overall performance

In the first nine months of 2007, sales totalled € 644.6 million, an overall increase of 2.8% compared with the same period of last year.

On a same-structure basis and at constant exchange rates, organic growth was a highly satisfactory 8.2%. However, changes in the basis of consolidation and exchange rate movements had a negative effect, of 3.3% and 2.1% respectively.

	€ million	% change versus January - September 2006
– net sales 1 January - 30 September 2007	644.6	
– net sales 1 January - 30 September 2006	626.9	
Total change	**17.8**	**2.8%**
of which:		
organic growth	51.6	8.2%
external growth	–20.4	–3.3%
exchange rate effect	–13.4	–2.1%
Total change	**17.8**	**2.8%**

This positive performance was driven by SKYY Vodka, Aperol and the Brazilian brands in the spirits segment, by Cinzano sparkling wine and vermouth in the wines segment and Crodino in the soft drinks business.

The external growth figure was down 3.3% (€ –20.4 million), after Lipton Ice Tea sales on the Italian market were discontinued.

At the end of last year, Campari Italia S.p.A. and Unilever agreed not to renew the distribution contract for Lipton Ice Tea brand products after it expired in December.

As a result, for the purposes of determining organic growth for 2007, sales of this brand in 2006 are considered a negative change in the basis of consolidation.

In the first nine months of 2007, when most sales of this product are recorded, the related negative impact was € 27.3 million.

In contrast, external growth boosted the Group's sales by € 6.9 million in the period, of which Glen Grant and Old Smuggler (acquired on 15 March 2006) accounted for € 4.0 million; a smaller contribution came from sales on the US market, starting in August, of the newly-acquired X-Rated brands.

Lastly, distribution of the third-party brand Russky Standart Vodka, which began in July last year in Germany and Switzerland, and in September 2007 in Italy, further boosted sales.

The table below shows a breakdown by brand of sales recorded under external growth.

Sales in the first nine months of 2007: breakdown of external growth	€ million
Glen Grant, Old Smuggler and Braemar	4.0
X-Rated brands	0.7
Sub-total - Group brands	**4.7**
Discontinued distribution of Lipton Ice Tea in Italy	–27.3
Other third-party brands	2.2
Sub-total - third-party brands	**–25.1**
Total	**–20.4**

The trend in average exchange rates in the first nine months of 2007 was less favourable than in the same period of 2006, and had a negative effect on sales of 2.1%. This was due mainly to the rise of the euro against the US dollar, which declined by 7.5%.

The table below shows the average exchange rates for the currencies of greatest importance for the Group.

Average exchange rates for the period 1 January - 30 September	2007	2006	% change
US$ x 1 €	1.344	1.244	
€ x 1 US$	0.7438	0.8039	–7.5%
BRL x 1 €	2.690	2.717	
€ x 1 BRL	0.3717	0.3681	1.0%
CHF x 1 €	1.637	1.566	
€ x 1 CHF	0.6108	0.6384	–4.3%
JPY x 1 €	160.388	144.128	
€ x 1000 JPY	6.2349	6.9383	–10.1%
GBP x 1 €	0.677	0.685	
€ x 1 GBP	1.4781	1.4607	1.2%

Sales by region

All regions delivered good organic growth in the first nine months of the year, with rates ranging from 5.8% for Italy to 15.0% for the rest of the world and duty free.

The first table below shows the breakdown and growth of sales by region, while the second breaks down the overall change in each region by organic growth, external growth and the effect of exchange rate movements.

	1 January - 30 September 2007		1 January - 30 September 2006		% change
	€ million	%	€ million	%	2007/2006
Italy	267.8	41.5%	277.9	44.3%	–3.6%
Europe	135.2	21.0%	117.6	18.8%	15.0%
Americas	209.2	32.5%	202.7	32.3%	3.2%
Rest of the world and duty free	32.4	5.0%	28.7	4.6%	13.1%
Total	**644.6**	**100.0%**	**626.9**	**100.0%**	**2.8%**

Breakdown of % change	Total % change 1 January - 30 September	organic growth	external growth	exchange rate effect
Italy	–3.6%	5.8%	–9.4%	0.0%
Europe	15.0%	11.4%	3.8%	–0.3%
Americas	3.2%	8.8%	0.6%	–6.2%
Rest of the world and duty free	13.1%	15.0%	0.2%	–2.1%
Total	**2.8%**	**8.2%**	**–3.3%**	**–2.1%**

In **Italy**, positive organic growth of 5.8% was more than offset by negative external growth of 9.4%; sales therefore fell by 3.6% overall.

On a same-structure basis, organic growth was boosted by an excellent sales performance from Campari, Aperol, Crodino and Cinzano (both sparkling wines and vermouth).

The negative overall change was due to the third-party brand Lipton Ice Tea, which the Group stopped distributing at the end of 2006, and which was only partly offset by the external growth relating to Glen Grant.

Sales in **Europe** were very good overall, with growth of 15.0%, or 11.4% on a same-structure basis and at constant exchange rates.

This result was driven by a positive sales trend in all main European markets, especially Russia, where sales of Cinzano vermouth were particularly strong.

Sales in Germany, the region's main market, were good too, with positive organic growth for all brands except Campari, as a price increase in the third quarter led to a substantial drop in sales of this brand.

External growth for this region was positive, at 3.8%, due to the start-up of distribution of the third-party vodka brand Russky Standart in Germany and Switzerland, which generated very encouraging results, and to the sale of Glen Grant products.

The negative exchange rate effect, mainly due to depreciation of the Swiss franc, was marginal at 0.3%.

The **Americas** posted sales growth of 3.2% overall, as a negative exchange rate effect of 6.2% eroded a large part of the excellent organic sales growth of 8.8%.

The two tables below show a further breakdown of sales in this region which, thanks to the Group's major presence on the US and Brazilian markets, account for about a third of total business.

	1 January - 30 September 2007		1 January - 30 September 2006		% change
	€ million	%	€ million	%	2007 / 2006
US	157.0	75.1%	157.2	77.5%	–0.1%
Brazil	42.1	20.1%	38.5	19.0%	9.4%
Other countries	10.1	4.8%	7.1	3.5%	42.5%
Total	**209.2**	**100.0%**	**202.7**	**100.0%**	**3.2%**

Breakdown of % change	Total % change 1 January - 30 September	organic growth	% change external growth	exchange rate effect
US	–0.1%	7.1%	0.8%	–7.9%
Brazil	9.4%	8.4%	0.0%	1.1%
Other countries	42.5%	48.7%	0.0%	–6.1%
Total	**3.2%**	**8.8%**	**0.6%**	**–6.2%**

Organic growth on the **US** market was 7.1%, thanks to a double-digit increase in sales of SKYY Vodka; of the third-party brands sold there, 1800 Tequila did well, but sales of Cutty Sark Scotch whisky fell sharply after a price rise.

External growth, at 0.8%, was mainly attributable to X-Rated Fusion Liqueur, and to a lesser extent, to the related brands (Jean-Marc XO Vodka and X-Rated Vodka), which were distributed from August; Old Smuggler Scotch whisky (acquired last year) also contributed to external growth.

The significant fall in the value of the US dollar during the period generated a negative exchange rate effect of 7.9%, reducing the real rate of sales growth for the US to -0.1% overall.

In **Brazil**, organic growth was an excellent 8.4%, driven by a good performance from all the major brands, particularly Campari and Dreher.

This figure increases to 9.4% at actual exchange rates, following the appreciation of the Brazilian real (1.1%).

In the other countries of the Americas, which account for just under 5% of the total, sales jumped by 42.5%, largely owing to the start-up of distribution of Old Smuggler in Argentina.

Among the most important markets in the region, Canada continued to produce good results, thanks particularly to SKYY Vodka sales.

Sales in the **rest of the world and duty free** segment rose by 13.1% during the period (15.0% at constant exchange rates).

Duty free sales, which are recorded worldwide, were up by an excellent 20%, as a result of last year's initiative to strengthen sales operations.

In the two most important markets included in the rest of the world segment, Australia and Japan, sales were very positive in the former and negative in the latter.

Sales by business area

Organic sales growth was 8.2% in the first nine months of 2007, and all areas of the business delivered a positive performance at constant exchange rates and on a same-structure basis.

The comparison with last year also remains extremely positive in real terms; only the soft drinks business saw a contraction, due entirely to the termination of distribution of Lipton Ice Tea.

The first of the two tables below shows growth in sales by business area, while the second breaks down the overall change in each segment by organic growth, external growth and the effect of exchange rate movements.

	1 January - 30 September 2007		1 January - 30 September 2006		% change
	€ million	%	€ million	%	2007 / 2006
Spirits	456.8	70.9%	432.6	69.0%	5.6%
Wines	92.3	14.3%	80.2	12.8%	15.1%
Soft drinks	83.3	12.9%	105.3	16.8%	-20.9%
Other sales	12.3	1.9%	8.9	1.4%	38.8%
Total	**644.6**	**100.0%**	**626.9**	**100.0%**	**2.8%**

Breakdown of % change	Total % change 1 January - 30 September	organic growth	external growth	exchange rate effect
Spirits	5.6%	7.3%	1.3%	-3.0%
Wines	15.1%	15.5%	0.0%	-0.4%
Soft drinks	-20.9%	5.0%	-25.9%	0.0%
Other sales	38.8%	25.9%	12.9%	-0.1%
Total	**2.8%**	**8.2%**	**-3.3%**	**-2.1%**

Spirits

Sales of spirits totalled € 456.8 million, a rise of 5.6% on the first nine months of 2006.

Stripping out the contribution of external growth (1.3%) and the negative exchange rate effect (-3.0%), the segment registered organic growth of 7.3%.

Sales of **Campari** were up by 2.3% at constant exchange rates (1.6% at actual exchange rates), with sales dipping in the third quarter, after a very positive first half of the year.

Regarding the main markets, third-quarter sales were positive in Italy and Brazil, while in Germany the contraction in volumes following a price increase was bigger than expected.

However, the slowdown of Campari sales in Germany was caused by contingent, and therefore temporary factors, since it relates more to distribution issues than consumption trends.

In addition, sales figures in certain markets were affected by an unfavourable comparison with the third quarter of 2006, when sales were particularly buoyant as distributors rebuilt their stocks following the introduction of new packaging.

The **SKYY** brand (SKYY Vodka and flavoured lines) generated sales growth of 14.5% at constant exchange rates in the first nine months.

At actual exchange rates, growth was 6.6%, due to the combined effect of the high concentration of sales in the US and the significant decline in the US dollar.

The growth of this brand continues to be boosted by both a positive trend on the US market and a rise in exports; in addition to good results in the three main markets of Italy, Germany and Canada, during the period export sales were extended to China, where the Campari (Beijing) Trading Company, the new trading company fully controlled by the Group, began operating a few months ago.

Sales of **CampariSoda**, which are almost entirely recorded on the Italian market, were flat compared with the same period last year.

Sales of **Aperol** jumped by 19.6% in the first nine months of the year.

Aperol continues to record exceptional growth, with sales consistently rising at double-digit rates on the Italian market, which accounts for almost 90% of the total for this brand.

In addition, Aperol is beginning to record excellent progress on other European markets, such as Germany and Austria, where sales to end consumers are growing strongly.

Sales of **Aperol Soda**, recorded exclusively on the Italian market, were up 7.0%.

Sales of the **Brazilian brands** went up by 8.7% at constant exchange rates (9.7% at actual exchange rates), thanks to the modest rise in value of the Brazilian real.

Both Dreher aguardiente and the admix whiskies (especially Drury's) performed well.

Organic sales growth contributed by **Glen Grant** and **Old Smuggler** was extremely good, at 29.3% overall; it is worth noting that a significant proportion of sales of these products is typically recorded in the last quarter of the year.

Sales of **Ouzo 12** were up 8.3% (7.9% at actual exchange rates), confirming the positive trend of the brand on the German market, and marking the return to a positive performance on its domestic market of Greece.

Sales of **Cynar** went up by 4.4% at constant exchange rates (3.9% at actual exchange rates).

The fall in sales in Italy and Brazil was more than offset by a good performance in Switzerland and via the duty free channel.

Sales of **Campari Mixx**, almost all of which are recorded in Italy, turned positive again (+1.8%) after a long period of decline.

Now that the sharp contraction in the ready-to-drink market seen in the past few years has come to an end, this brand is expected to carve out a healthy niche in the market, with lower sales volumes but good profitability.

As for the Group's other spirits brands, sales of **Zedda Piras** Mirto di Sardegna rose by 4.3%, while Biancosarti registered a decline.

The main **third-party brands** generally produced positive results, with the exception of the Scotch whiskies. In particular:

- Jack Daniel's performed well, with sales, mostly recorded on the Italian market, up 9.2%;
- sales of Jägermeister, again on the Italian market, were up 5.9%;
- sales of 1800 Tequila rose by 6.3% in local currency in the US (–1.6% at actual exchange rates);
- C&C brands, distributed mainly in the US, registered growth of 5.4% at constant exchange rates (–2.0% at actual exchange rates);
- Suntory brands, also chiefly sold in the US, posted sales growth of 3.2% (–4.0% at actual exchange rates);
- Scotch whisky sales were down 20.8% (–26.1% at actual exchange rates), which was largely attributable to Cutty Sark in the US following a price rise, and a negative trend on the Italian market.

Wines

Wine sales were especially strong in early 2007, and totalled € 92.3 million in the first nine months of the year, an increase of 15.1% compared with the same period of last year.

Growth during the period was entirely organic, at 15.5%, while exchange rates had a negative impact of only 0.4%.

The robust growth of the Cinzano brand was the main factor behind the excellent overall performance of the wine segment.

Sales of Cinzano vermouth were up 18.8% compared with the same period of last year (18.2% at actual exchange rates).

The extension of distribution to new markets, and the substantial amount spent in previous years on advertising and promotions targeted at high-potential markets, are now delivering the expected results, with sales of this brand rising continually.

The main market for the brand is Russia, where sales growth was highly significant during the period, partly due to a delay in deliveries at the start of last year because of changes in the law.

Other markets that put in very good performances were Italy, Spain, the Czech Republic, and the duty free channel.

Cinzano sparkling wines also sold very well, rising by 20.2% at constant exchange rates (19.6% at actual exchange rates).

Sales on the German and Italian markets, which account for around 70% of the total for this brand, were extremely positive.

The repositioning of the brand in Germany is producing excellent results, and double-digit growth was registered in an important period for sparkling wines.

Although the rate of growth for the first nine months was still higher in Italy than in Germany, the result was not particularly significant, as the last quarter of the year is the most important for the sale of sparkling wines.

Sella & Mosca wines achieved growth of 5.8%, thanks to a positive performance on the Italian market, and a substantial increase in exports, mainly to Germany and the US.

The **Riccadonna, Mondoro** and **Cantina Serafino** brands also did very well, achieving excellent performances on their main markets, i.e. Australia, Russia and Italy respectively.

Sales of **Teruzzi & Puthod** wines fell year-on-year, as a reorganisation of the international distribution structure for these products is still under way.

Soft drinks

Soft drinks recorded sales of € 83.3 million in the first nine months of 2007.

This was an increase of 5.0% on a same-structure basis, but a decline of 20.9% taking into account the negative effect of the end of distribution of the third-party brand Lipton Ice Tea.

The sales trend was positive for all brands in this business area, although the best performance came from **Crodino**, with growth of 7.8%. Sales of Crodino are almost entirely recorded in Italy, where the brand continues to grow steadily.

Sales of **Lemonsoda, Oransoda and Pelmosoda** went up by 5.1%, thanks partly to better weather than last year.

This factor also contributed to the growth posted by mineral waters and other soft drinks.

Other sales

In the first half of 2007, "other sales" totalled € 12.3 million, an overall advance of 38.8%.

Growth in this segment, which includes revenues from the sale of raw materials and semi-finished goods and revenues from co-packing services, was entirely attributable to the sale of malt distillate produced and sold by Glen Grant Distillery Company Ltd. to the Pernod Ricard group, based on agreements signed at the time of the acquisition of Glen Grant.

The results for this segment comprised organic growth of 25.9% and external growth of 12.9%, as last year's sales were recorded only from 15 March (the date the Glen Grant acquisition was completed).

SALES PERFORMANCE IN THE THIRD QUARTER OF 2007

Third-quarter sales totalled € 204.0 million, down 2.4% compared with the third quarter of 2006, due to a negative external growth figure (–3.9%) and a negative exchange rate effect (–1.8%).

The overall trend in third-quarter sales was strongly influenced by the termination of distribution of the third-party brand Lipton Ice Tea, which recorded particularly high sales (€ 9.0 million) in the third quarter of 2006, and by the fall in the US dollar.

Organic growth was positive, however, at 3.4%.

	€ million	% change compared to the third quarter of 2006
– net sales in the third quarter of 2007	204.0	
– net sales in the third quarter of 2006	209.0	
Total change	**–5.0**	**–2.4%**
of which:		
organic growth	7.0	3.4%
external growth	–8.3	–3.9%
exchange rate effect	–3.8	–1.8%
Total change	**–5.0**	**–2.4%**

The expected slowdown in organic growth in the third quarter of 2007, to 3.4%, from 10.7% in the first half of the year, was attributable to comparison base factors (in 2006 third-quarter sales were very high and first-half sales were relatively modest).

Despite the diverging trends, organic growth in the first nine months of 2007 was 8.2%, considerably ahead of the 4.2% recorded in the same period of 2006.

Organic sales growth	First half	Third quarter	Nine months January - September
2007 / 2006	10.7%	3.4%	8.2%
2006 / 2005	2.5%	7.6%	4.2%

Sales by region

Excluding the above-mentioned negative effects in relation to external growth and exchange rate movements, positive organic growth was achieved in all regions.

	Third quarter 2007		Third quarter 2006		% change
	€ million	%	€ million	%	2007 / 2006
Italy	75.2	36.8%	83.6	40.0%	-10.1%
Europe	48.7	23.9%	48.1	23.0%	1.2%
Americas	65.9	32.3%	65.2	31.2%	1.0%
Rest of the world and duty free	14.3	7.0%	12.1	5.8%	18.1%
Total	**204.0**	**100.0%**	**209.0**	**100.0%**	**-2.4%**

Breakdown of % change	Total % change third quarter	organic growth	external growth	exchange rate effect
Italy	-10.1%	0.7%	-10.7%	0.0%
Europe	1.2%	1.5%	0.0%	-0.3%
Americas	1.0%	5.1%	1.1%	-5.2%
Rest of the world and duty free	18.1%	20.0%	0.0%	-1.9%
Total	**-2.4%**	**3.4%**	**-3.9%**	**-1.8%**

In Italy, third-quarter sales were down 10.1% overall compared with the same period of last year, due to the major impact of the end of the distribution contract for Lipton Ice Tea.

Stripping this out, organic growth was modest at 0.7%, as sales increases for brands such as Campari, Aperol and Crodino were offset by the decreases recorded by others, such as CampariSoda, Cinzano vermouth and the third-party brand Jack Daniel's.

In Europe, third-quarter sales growth was 1.2% overall (1.5% excluding the slightly negative exchange rate effect).

Growth was limited as a positive performance in almost all markets was offset by a slowdown in Germany and Austria.

In Germany, third-quarter sales felt the short-term effects of a substantial rise in the price of Campari in July, while in Austria, where the Group's new trading company Campari Austria GmbH became operational on 1 August 2007, the slowdown was solely attributable to the large amount of stock on the market at the beginning of the quarter.

In the Americas, sales rose by 1.0% overall, due to the negative effect of US dollar depreciation (-5.2%), organic growth of 5.1% and external growth relating to the start-up of distribution of X-Rated Fusion Liqueur in the US (+1.1%).

In the rest of the world and duty free business, sales increased by a total of 18.1% (+20.0% at constant exchange rates).

Sales by business area

Organic sales growth in the third quarter was driven by a good performance from wines (+8.9%), a positive trend in soft drinks (+4.5%) and a modest increase in spirits (+1.2%).

	Third quarter 2007		Third quarter 2006		% change
	€ million	%	€ million	%	2007 / 2006
Spirits	138.1	67.7%	139.3	66.7%	–0.9%
Wines	35.4	17.4%	32.6	15.6%	8.5%
Soft drinks	25.8	12.7%	33.3	15.9%	–22.5%
Other sales	4.7	2.3%	3.7	1.8%	27.2%
Total	**204.0**	**100.1%**	**209.0**	**100.0%**	**–2.4%**

Breakdown of % change	Total % change Third quarter	organic growth	external growth	exchange rate effect
Spirits	–0.9%	1.2%	0.5%	–2.6%
Wines	8.5%	8.9%	0.0%	–0.4%
Soft drinks	–22.5%	4.5%	–26.9%	0.0%
Other sales	27.2%	27.7%	0.0%	–0.5%
Total	**–2.4%**	**3.4%**	**–3.9%**	**–1.8%**

Overall, the spirits segment closed the quarter down slightly (–0.9%), as the negative exchange rate effect (–2.6%) outweighed organic and external growth (1.25% and 0.5% respectively).

Looking at the major brands, the positive trends for SKYY Vodka and Aperol were confirmed, with double-digit increases for both; in addition, Ouzo 12 did extremely well, and the Brazilian brands and Cynar produced good results.

The brands that did less well than in the third quarter of last year were Campari, CampariSoda and Glen Grant.

Growth in the wines segment was 8.9% at constant exchange rates (8.5% at actual exchange rates), mainly thanks to a good performance from Cinzano sparkling wines, Riccadonna and Sella & Mosca wines, while sales of Cinzano vermouth – despite a year-on-year increase of 18.2% in the first nine months of the year – declined in the third quarter.

Soft drink sales were down 22.5% overall versus the third quarter of 2006 because of the end of Lipton Ice Tea distribution; organic growth was 4.5%, thanks to a good performance from Crodino.

In the minor "other sales" segment, growth was 27.2%, owing to sales to third parties of malt distillate by Glen Grant Distillery Company Ltd.

FINANCIAL SITUATION

Preparation criteria

The quarterly report to 30 September 2007 was prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the European Union.

These also include all the revised International Accounting Standards and interpretations of the International Financial Reporting Interpretation Committee (IFRIC) and its predecessor, the Standing Interpretations Committee (SIC).

The Campari Group adopted IFRS from 1 January 2005, in accordance with Regulation (EC) 1606 of 19 July 2002.

The quarterly report and consolidated financial statements for the period to 30 September 2007 have been prepared in accordance with Issuer Regulations 11971/1999 as amended.

In particular, as provided for in article 82 ("Quarterly reports"), this report is not subject to audit, and has been prepared in accordance with Appendix 3D.

The quarterly report to 30 September 2007 was authorised for publication by resolution of the relevant administrative body on 8 November 2007.

Basis of consolidation

The consolidated quarterly report includes the profit and loss accounts and balance sheets of the Parent Company and Italian and foreign subsidiaries at 30 September 2007, which were prepared in accordance with international accounting standards.

Joint ventures and companies over which the Group exercises a significant influence are accounted for by the equity method.

At 30 September 2007, there were no changes in the basis of consolidation compared to 30 June 2007.

Campari Austria GmbH, which began operations on 1 August 2007, was already established and consolidated at 30 June 2007.

Profit and loss account in the first nine months of 2007

The profit and loss account to 30 September shows growth in EBIT and Group profit before taxes.

	30 September 2007		30 September 2006		Change
	€ million	%	€ million	%	%
Net sales	**644.6**	**100.0%**	**626.9**	**100.0%**	**2.8%**
Cost of goods sold	(273.7)	–42.5%	(275.7)	–44.0%	–0.7%
Gross profit	**370.9**	**57.5%**	**351.1**	**56.0%**	**5.6%**
Advertising and promotional costs	(117.4)	–18.2%	(106.5)	–17.0%	10.2%
Sales and distribution costs	(76.9)	–11.9%	(73.8)	–11.8%	4.1%
Trading profit	**176.7**	**27.4%**	**170.8**	**27.2%**	**3.4%**
General and administrative expenses and other operating expenses and income	(46.6)	–7.2%	(45.6)	–7.3%	2.2%
EBIT before one-offs	**130.1**	**20.2%**	**125.2**	**20.0%**	**3.9%**
Other one-offs: income and charges	(1.2)	–0.2%	(0.1)	0.0%	
EBIT	**128.8**	**20.0%**	**125.1**	**20.0%**	**3.0%**
Net financial income (charges)	(13.5)	–2.1%	(8.2)	–1.3%	63.5%
Profit (loss) of companies valued at equity	0.1	0.0%	(0.4)	–0.1%	
Profit before tax and minority interests	**115.5**	**17.9%**	**116.5**	**18.6%**	**–0.9%**
Minority interests	(0.0)	0.0%	(2.8)	–0.4%	–98.6%
Group profit before tax	**115.5**	**17.9%**	**113.7**	**18.1%**	**1.5%**
Total depreciation and amortisation	(14.6)	–2.3%	(14.0)	–2.2%	3.7%
EBITDA	**143.4**	**22.2%**	**139.1**	**22.2%**	**3.1%**
EBITDA before one-offs	**144.6**	**22.4%**	**139.2**	**22.2%**	**3.9%**

Net sales in the first nine months of the year stood at € 644.6 million.

As stated earlier, the total rise of 2.8% was the result of solid organic growth of 8.2%, partially offset by negative external growth and exchange rate effects, which had an impact of 3.3% and 2.1% respectively.

The **cost of goods sold** was down significantly as a percentage of sales, falling by 1.5 percentage points from 44.0% last year to 42.5% in the first nine months of 2007.

This positive performance was largely due to a change in the sales mix in the two periods under comparison, most notably as a result of the termination of distribution of Lipton Ice Tea, a brand accounting for a higher proportion of the cost of goods sold than the Group average.

If the pro forma profit and loss account for the first nine months of 2006 is analysed, which excludes all the revenues and costs relating to Lipton Ice Tea, the cost of goods sold for the period was 41.9% of sales, 0.6 percentage points lower than the figure for 2007 (42.5%), owing to the significant increase in the cost of certain raw materials (particularly glass and alcohol).

Note that the announced industrial restructuring will have a relatively small impact on costs in 2007 limited to the last quarter of the year, as the Sulmona plant ceased operations on 30 September 2007.

Advertising and promotional costs stood at 18.2% of sales, an increase of 1.2 percentage points on the 17.0% figure posted in 2006.

This change is partly due to the termination of distribution of Lipton Ice Tea, which accounted for 0.7 percentage points, and partly to increased advertising expenditure for the Group's brands (0.5 percentage points).

In 2006, the high promotional expenditure on Lipton Ice Tea was almost completely offset by trade allowances received from Unilever, the brand's owner.

As a result, the net impact of these costs on the Group's profit and loss account was minimal, thus limiting advertising and promotional costs as a percentage of sales.

More specifically, in the first nine months of 2006, these costs were 17.0% of sales, compared to a pro forma figure (without Lipton Ice Tea) of 17.7%; for the whole of 2006, the figure was 17.5%, versus a pro forma result of 18.1%.

Sales and distribution costs were broadly unchanged, at 11.9% of sales compared to 11.8% last year.

Note that in 2006, the Group began a process of strengthening its sales and marketing operations in the main international markets and the US in particular, which is still in progress.

Trading profit for the first nine months of 2007 came in at € 176.7 million, an increase of 3.4% on the same period of last year, attributable to:

- organic growth of 4.9%;
- external growth of 0.8%;
- a negative exchange rate effect of 2.2%.

Note that external growth had significantly different effects on sales and on profitability.

The net effect on sales of external growth was extremely negative (–3.3%) since the impact of the loss of Lipton Ice Tea was greater than the contribution from Glen Grant, Old Smuggler, X-Rated Fusion Liqueur and other third-party brands that generated external growth.

On the other hand, the new brands' earnings offset the profitability lost from the termination of distribution of Lipton Ice Tea (a low-margin brand), and thus, the net impact of external growth on the Group's trading profit was positive, at 0.8%.

General and administrative expenses and other operating income and charges went up by 2.2% versus last year.

EBIT before one-offs was € 130.1 million, an increase of 3.9% compared to the same period last year.

One-offs showed net charges of € 1.2 million during the first nine months, compared with net charges of € 0.1 million in the same period of last year.

In 2007, costs under this item included personnel-related costs, extraordinary windfall losses relating to previous years and provisions for miscellaneous risks; income included a capital gain from the sale of real estate in Brazil and extraordinary windfall gains relating to provisions made in previous years.

EBIT came in at € 128.8 million (20% of sales), an increase of 3.0% compared to the same period last year.

Total **depreciation and amortisation** charges recorded in the period were € 14.6 million, an increase of 3.7% on the figure of € 14.0 million posted last year.

As a result, **EBITDA before one-offs** increased by 3.9% to € 144.6 million, while **EBITDA** rose 3.1% to € 143.4 million.

Net financial income and charges showed net charges of € 13.5 million in the first nine months of the year, up from € 8.2 million in the same period of 2006. In both periods, the item included positive exchange rate differences of € 0.4 million; net financial charges therefore totalled € 13.9 million, compared to € 8.6 million last year.
The increase was mainly due to higher interest rates, but also to a rise in average debt in the first nine months of 2007 following the acquisition of Glen Grant, the minority share in Skyy Spirits, LLC. and more recently, the X-Rated brands.
However, the depreciation of the US dollar against the euro cushioned the negative impact to some extent by reducing financial charges for the portion of debt denominated in the US currency.

The Group's portion of **profits or losses of companies valued at equity** showed a positive balance of € 0.1 million, compared to a loss of € 0.4 million last year.
Note that the companies accounted for by the equity method are four trading companies that distribute products made by the Group and its partners in the major European markets of Belgium, the Netherlands, the UK and Spain.

Profit before tax and minority interests fell by 0.9% compared to the same period last year, to € 115.5 million.

Following the acquisition of the remaining stake in Skyy Spirits, LLC at the end of 2006, **minority interests** in the Group's profit and loss account were negligible: in the first nine months of the year, they came in below € 0.1 million, compared to € 2.8 million in the same period last year.

As a result, **profit before tax** in the first nine months of 2007, which benefited from the 100% consolidation of Skyy Spirits, LLC's profit, was € 115.5 million, a 1.5% rise on the same period of last year.

Profit and loss account for the third quarter of 2007

	Third quarter 2007		Third quarter 2007		%
	€ million	%	€ million	%	Change
Net sales	**204.0**	**100.0%**	**209.0**	**100.0%**	**–2.4%**
Cost of goods sold	(88.7)	–43.5%	(94.2)	–45.0%	–5.8%
Gross profit	**115.3**	**56.5%**	**114.9**	**55.0%**	**0.4%**
Advertising and promotional costs	(37.5)	–18.4%	(35.6)	–17.0%	5.5%
Sales and distribution costs	(24.8)	–12.2%	(23.8)	–11.4%	4.1%
Trading profit	**53.0**	**26.0%**	**55.4**	**26.5%**	**–4.5%**
General and administrative expenses and other operating expenses and income	(15.6)	–7.6%	(16.2)	–7.8%	–3.7%
EBIT before one-offs	**37.3**	**18.3%**	**39.2**	**18.8%**	**–4.8%**
Other one-offs: income and charges	0.4	0.2%	0.0	0.0%	
EBIT	**37.7**	**18.5%**	**39.2**	**18.8%**	**–3.8%**
Net financial income (charges)	(4.9)	–2.4%	(2.7)	–1.3%	79.1%
Profit (loss) of companies valued at equity	0.0	0.0%	(0.2)	–0.1%	–109.3%
Profit before tax and minority interests	**32.8**	**16.1%**	**36.1**	**17.3%**	**–9.1%**
Minority interests	0.0	0.0%	(0.4)	–0.2%	–102.3%
Group profit before tax	**32.9**	**16.1%**	**35.7**	**17.1%**	**–7.9%**
Total depreciation and amortisation	(4.9)	–2.4%	(4.7)	–2.2%	3.5%
EBITDA	**42.6**	**20.9%**	**43.9**	**21.0%**	**–3.0%**
EBITDA before one-offs	**42.2**	**20.7%**	**43.9**	**21.0%**	**–3.9%**

The consolidated profit and loss account for the third quarter of 2007 shows a slight drop in sales and profitability compared with the same quarter of 2006.

As mentioned earlier in our comments on the quarterly sales, the Group's organic growth in 2007 was much more vigorous in the first half and slower in the third quarter, unlike the previous year, which followed exactly the opposite trend.

Consequently, the third-quarter results in 2007 suffered from this unfavourable comparison with the same period of 2006, which was particularly strong.

In addition, the overall results in the quarter show the combined effect of unfavourable exchange rates and a more significant negative external growth effect than that seen in the first half.

The **trading profit** for the quarter was € 53.0 million, down 4.5% compared with last year, resulting from a negative exchange rate effect of 2.3% and a negative external growth effect of 0.7%. Organic growth in trading profit was therefore –1.5%.

As for the decline in external growth, especially that due to the termination of the distribution of Lipton Ice Tea, note that the third quarter of the year was particularly important for sales of this brand, and hence the period of greatest profitability.

Note that organic growth was significantly affected during the period by an increase in advertising and promotional investment, which was more than proportional to the growth in sales.

Advertising and promotional costs stood at 18.4% in the third quarter of 2007, versus 17.0% in the same period of 2006.

The pro forma figure last year stripping out Lipton Ice Tea was 17.5%, putting the like-for-like increase for this year at 0.9%.

With regard to the other most important items on the profit and loss account, general and administrative expenses fell by 3.7% in the quarter.

EBIT fell by 3.8% compared with last year to € 37.7 million, but at constant exchange rates and on a like-for-like basis, it rose by 0.2%.

Similarly, **EBITDA** declined by 3.0% compared with the third quarter of 2006; stripping out the negative exchange rate and external growth effects, however, it grew by 0.9%.

Financial charges increased considerably, jumping to € 4.9 million in the third quarter of 2007 (up by € 2.2 million from 2006), which had a significant impact on net profit.

The **Group's profit before tax** was € 32.9 million, a fall of 7.9% on the third quarter of 2006.

Net debt

The table below shows net debt for the Campari Group at 30 September 2007, compared with the figures at 30 June 2007 and 31 December 2006.

	30 September 2007 € million	30 June 2007 € million	31 December 2006 € million
Cash, bank and securities	171.7	187.7	240.3
Payables to banks	(70.2)	(113.0)	(209.3)
Real estate lease payables	(3.2)	(3.1)	(3.1)
Private placement and bond issue	(12.1)	(17.8)	(17.7)
Other financial payables	(13.6)	-	0.3
Short-term financial position	**72.6**	**53.8**	**10.4**
Payables to banks	(1.2)	(1.1)	(1.2)
Real estate lease payables	(13.7)	(14.4)	(16.0)
Private placement and bond	(349.2)	(364.2)	(370.6)
Other financial payables	(2.0)	(2.1)	(2.2)
Medium-long-term debt	**(366.0)**	**(381.8)**	**(390.0)**
Net debt	**(293.3)**	**(328.0)**	**(379.5)**

Net debt at 30 September 2007 was € 293.3 million, a reduction of € 34.7 million on the previous quarter and of € 86.2 million compared to 31 December 2006.

This improvement was mainly due to good free cash flow generated in the first nine months of the year, which more than offset the investments made in the period (€ 16.3 million), the dividend paid to the Parent Company's shareholders (€ 29.0 million) and the acquisition of X-Rated (US$ 40.0 million).

Exchange rates made a positive contribution to the reduction in net debt at 30 September 2007.

The 7.7% fall in the value of the US dollar between 31 December 2006 and the end of September 2007 meant that the value in euro of US dollar-denominated debt declined by € 9.3 million.

In addition, the 7.0% rise in the Brazilian real also had a positive effect, albeit to a lesser extent (€ 2.4 million) on the reduction in total net debt, as the conversion to euro increased the value of the Brazilian subsidiary's cash position.

Operating working capital

The table provides balance sheet information relating to working capital as at 30 September 2007 (compared with 31 December 2006 and 30 September 2006), but does not consider changes in tax credits and liabilities.

	30 September 2007 € million	31 December 2006 € million	% change € million	30 September 2006 € million
Receivables from customers	169.3	257.1	-87.8	176.8
Inventories	211.4	169.9	41.5	212.5
Payables to suppliers	-154.8	-161.9	7.1	-142.5
Operating working capital	**225.8**	**265.1**	**-39.2**	**246.9**

The reduction of € 39.2 million between 31 December 2006 and 30 September 2007 mainly reflects the sharp fall in trade receivables, which more than offset the increase in inventories.

Both changes are strongly correlated with seasonal variations in the Group's business, which benefits in September from a peak in trade receivables relating to the summer but at the same time sees stocks increase in readiness for the vigorous trading activity in the last quarter of the year.

The reduction in operating working capital was not merely seasonal, however: the figure also fell by € 21.1 million between 30 September 2006 and 30 September 2007.

Note that the fall in value from 31 December 2006 due to currency movements was marginal (€ 1.3 million), since the opposing trends of the US dollar and the Brazilian real cancelled each other out.

Conversely, the reduction in operating working capital compared to the figure of 30 September 2006, was helped by a positive exchange rate effect of € 7.5 million.

The table below shows year-on-year comparisons of working capital as a percentage of sales for the three periods. Note that this percentage fell at 30 September 2007.

	30 September 2007 € million	31 December 2006 € million	30 September 2006 € million
Operating working capital	**225.8**	**265.1**	**246.9**
Sales year-on-year change	950.1	932.4	893.5
Working capital as a % of sales in the previous 12 months	**23.8%**	**28.4%**	**27.6%**

EVENTS TAKING PLACE AFTER 30 SEPTEMBER 2007

No significant events have taken place since 30 September.

OUTLOOK

The results to 30 September 2007 show that the Group's sales and organic profitability are clearly healthy, despite the fact that growth slowed as expected in the third quarter compared to the particularly strong first half of the year.

The outlook for the last quarter is good overall, given the encouraging consumption trend in the main markets and the healthy situation of all the Group's major brands.

This should enable the Group to end the year with organic growth, sales and profitability in line with expectations.

Milan, 8 September 2007

Chairman of the Board of Directors
Luca Garavoglia

I, Paolo Marchesini, the director responsible for preparing the company's accounting statements, hereby declare that, pursuant to paragraph 2, article 154-*bis* of the *Testo Unico della Finanza* law, this third-quarter report accurately represents the figures contained in the Group's accounting records.

Chief Financial Office
Paolo Marchesini

END